HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC
a Connecticut Limited Liability Company

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Dated as of January 5, 2022

THE MEMBERSHIP INTERESTS CREATED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE SECURITIES LAWS PURSUANT TO EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM. IN ADDITION, SUCH INTERESTS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED, IN WHOLE OR IN PART, EXCEPT AS PROVIDED IN THIS AGREEMENT. ACCORDINGLY, THE HOLDERS OF SUCH INTERESTS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THEIR RESPECTIVE INVESTMENTS IN SUCH INTERESTS FOR AN INDEFINITE PERIOD OF TIME.

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Third Restatement") is made as of January 5, 2022 (the "Third Restatement Effective Date"), by and among **HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC**, a Connecticut limited liability company (the "Company") with its principal executive office located at 6 Main Street, Suite 121, Essex CT 06409, and **JULII GROUP, LLC,** a Connecticut limited liability company whose address is 6 Main Street, Suite 121, Essex CT 06409 ("Julii Group"); **HIGHCLERE ENTERPRISES LLP**, a limited liability partnership organized under the laws of the United Kingdom and whose address is Highclere Park, Highclere, Newbury RG20 9RN, UK ("Highclere UK"); and each other **Person** (as defined herein) who or which hereafter becomes a party to this Agreement as a Member and hereafter is listed on **Annex A** attached hereto. Any reference in this Agreement to the Members shall include such Members' successors to the extent such successors have become Substituted Members in accordance with the provisions of this Agreement.

RECITALS:

WHEREAS, the Company was formed as a limited liability company under the name "Highclere Castle Spirits Investments LLC" pursuant to the Connecticut Uniform Limited Liability Company Act (Connecticut General Statutes Sections (34-243 *et seq.*), as amended from time to time, or any successor statute thereto (the "Act") by the filing of a Certificate of Organization with the Secretary of State of the State of Connecticut (the "Connecticut Secretary") on December 19, 2017 (the "Original Certificate"); and

WHEREAS, Julii Group and the Company entered into a certain Limited Liability Company Operating Agreement as of December 19, 2017 (the "Original Operating Agreement"); and

WHEREAS, the Original Operating Agreement has since been amended and restated from time to time by the Company's Board of Managers pursuant to Section 13.4 of the Operating Agreement (the Original Operating Agreement together with all amendments and restated agreements, the "Operating Agreement" or "this Agreement"); and

WHEREAS, in order to facilitate the offering of a crowd fund capital raise pursuant to 17 CFR Part 227, Regulation CF, the Company's Board of Managers has authorized the Company to further amend the Operating Agreement in order to (1) provide for the issuance of a new class of Units, denominated as CF Units, and (2) modify and clarify certain other provisions of the Operating Agreement.

WHEREAS, Adam von Gootkin, the sole Board Member of the Company's Board of Managers, has determined that it is in the best interest of the Company and its Members that: (A) the Company engage in a Regulation CF investment offering, and (B) to amend the Operating Agreement as provided herein, and therefore the Board of Managers hereby

authorizes the Company's President to execute and deliver this Operating Agreement on behalf of the Company and the Board of Managers.

WHEREAS, in consideration of promises and in accordance with the foregoing provisions of the Operating Agreement, the Company and Company's Board of Managers, acting through the Company's President, hereby enter into this Third Restatement in order to amend and restate the Operating Agreement, and to give affect to the foregoing additional chages to the Operating Agreement:

NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to those defined terms provided for herein, as used in this Agreement, the following terms have the following meanings:

"2019 Lender" shall mean The Great Bhakta Corp., a Florida corporation.

"2019 Lender Warrant" shall mean that certain warrant issued to the 2019 Lender to purchase those certain Class A-2 Preferred Units ("2019 Warrant Units") in connection with the 2019 Loan.

"2019 Loan" shall mean that certain $500,000.00 loan issued to the Operating Company by the 2019 Lender.

"Act" shall have the meaning set forth in the Recitals.

"Additional Board Members" has the meaning assigned to it in Section 6.2(b)(ii).

"Additional Capital Contributions" means any Capital Contributions made by any Member to the Capital of the Company in addition to his, her or its Initial Capital Contributions.

"Additional Units" has the meaning assigned to it in Section 3.9.

"Adjusted Capital Account Deficit" means, with respect to the Capital Account of any Holder, the balance, if any, in such Capital Account as of the end of the relevant Allocation Period, after giving effect to all allocations made with respect to such Allocation Period under Section 5.1 and to the following adjustments:

(i) credit to such Capital Account any amount that such Holder is obligated to restore pursuant to Treas. Reg. §1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to Treas. Reg. §§1.704-2(g)(1) or 1.704-2(i)(5); and

(ii) debit to such Capital Account the items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) that are attributable to such Capital Account.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Additional Member" shall have the meaning set forth in Section 3.14.

"Affiliate" shall mean, with respect to the Company, any Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company. For purposes of this definition, the terms "control," "controls" and "controlled" shall refer to the power to determine the management or policies of the entity, whether resulting from an official position or capacity, direct or indirect beneficial ownership of more than fifty percent (50%) of the voting securities or other equity interests of such entity, or otherwise.

"Agreement" means this Third Amended and Restated Limited Liability Company Operating Agreement, as amended, modified, supplemented or restated from time to time. This Agreement shall be deemed a "limited liability company agreement" within the meaning of Section 34-243a (20) of the Act.

"Allocation Period" means a period commencing on the first day of the Fiscal Year or any period of shorter duration commencing upon the day following the last day of the preceding Allocation Period and terminating upon the earlier of (a) the last day of the current Fiscal Year or (b) the day preceding the effective date of any change in the relative interests of the Holders, including changes resulting from issuances of Units after the effective date of the Original Operating Agreement, Company repurchases of Units, a transfer by any Holder of such Holder's Transferable Interest or any other similar transaction or event, as determined by the Board of Managers in its reasonable discretion.

"Authorized Class A-2 Preferred Units" shall have the meaning set forth in Section 3.8(f).

"Bankruptcy" shall mean, with respect to any Member:

(a) the filing by a Holder in any court, pursuant to any statute of the United States or of any state, of a petition in bankruptcy or insolvency, or his or its filing for reorganization or for the appointment of a receiver or trustee of all (or a material portion of) such Member's property;

(b) an assignment for the benefit of creditors;

(c) an admission by the Holder in writing of such Holder 's inability to pay his or its debts as they come due or consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of any material portion of such Holder's property; or

(d) a filing against any Holder in any court, pursuant to any statute of the United States or of any state, of a petition in bankruptcy, insolvency, reorganization, or for the appointment of a receiver or a trustee of all (or a material portion of) such Holder 's property, which shall not have been dismissed within ninety (90) days after the commencement of any such proceeding.

"BBA" shall have the meaning set forth in Section 10.2.

"Board of Managers" shall have the meaning set forth in Section 6.2(a).

"Board Member" shall have the meaning set forth in Section 6.2(a).

"Book Items" means property that is properly reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property within the meaning of Treas. Reg. §1.704-1(b)(2)(iv)(g)(1).

"Business" means the business conducted and to be conducted by the Company.

"Capital Account" means, with respect to any Holder, such Holder's Capital Account determined in accordance with Section 4.1.

"Capital Contributions" shall mean the total amount of cash and fair market value (determined in good faith by the Board of Managers) of property contributed to the capital of the Company by any Member or all of the Members (or the predecessor holders of the interests of any Member or Members) as well as any payments by Members to lenders or third parties pursuant to guarantees of the Company's obligations executed by any Members or all of the Members (or the predecessor holders of the interests of any Member or Members); including the sum of the Initial Capital Contribution and Additional Capital Contributions.

"Cash Distributions" mean any other form of Distribution, payable solely in cash, and not made by the Company to a Holder with respect to his, her or its Transferable Interest.

"Certificate of Organization" means the Original Certificate, as the same may be amended from time to time in accordance with this Agreement and the Act.

"CF Units" mean the Units as denominated in Section 3.8(g) and having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "CF Units" in this Agreement. For avoidance of doubt, CF Units shall have no voting rights whatsoever, except where the Act expressly, and not by implication, requires that vote of Members holding CF Units.

"CF Capital Value" means, for any CF Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such CF Unit.

"CF Unreturned Capital Value" means, for any CF Unit at any time, the amount of the CF Capital Value for such CF Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such CF Unit pursuant to Sections 5.4, and pursuant to Section 12.2 prior to such time.

"Charged Units" shall have the meaning set forth in Section 11.1(f).

"Charging Order" means a charging order of the type contemplated by Section 34-259b of the Act as in effect on July 1, 2017 (which provides that a court may enter a lien against the Transferable Interest of a Holder who is a judgment debtor, thereby requiring the Company to pay over to the Person to which the charging order was issued any distribution that would otherwise be payable to such Holder).

"Class A-2 Preferred Units" shall have the meaning set forth in Section 3.8(f). For avoidance of doubt, the Class A-2 Preferred Units shall have no voting rights whatsoever, except where the Act expressly, and not by implication, requires that vote of Members holding Class A-2 Preferred Units.

"Class A-2 Preferred Capital Value" means, with respect to the full number of authorized Class A-2 Preferred Units authorized to be issued under the 2019 Lender Warrant, the Class A-2 Preferred Capital Value shall be equal to Fifty Thousand Dollars ($50,000.00). In the event the 2019 Lender chooses not to receive the full number of authorized Class A-2 Preferred Units authorized to be issued under the 2019 Lender Warrant, the amount of the Class A-2 Preferred Capital Value shall be determined on a pro rata basis.

"Class A-2 Preferred Unreturned Capital Value" means, for any Class A-2 Preferred Unit at any time, the amount of the Class A-2 Preferred Capital Value for such Class A-2 Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Class A-2 Preferred Unit pursuant to Section 5.4(b), pursuant to Section 5.4(b)(ii), and pursuant to Section 12.2(c) prior to such time

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"Common Units" mean the Units as denominated in Section 3.8(c) and having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Common Units" in this Agreement.

"Common Units Return of Capital" has the meaning assigned to it in Section 5.4(b)(iii).

"Common Capital Value" means, for any Common Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Common Unit. For clarity's sake, the Common Capital Value with respect to the 5,333 Common Units issued to Julii Group is Two Million Six Hundred Sixty Six Thousand Six Hundred Sixty Six and 67/100 Dollars ($2,666,666.67); and the Common Capital Value with respect to the 667 Common Units issued to Highclere UK is Three Hundred Thirty Three Thousand Three Hundred Thirty Three and 33/100 Dollars ($333,333.33).

"Common Unreturned Capital Value" means, for any Common Unit at any time, the amount of the Common Capital Value for such Common Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Common Unit pursuant to Section 5.4(b), and pursuant to Section 12.2(c) prior to such time.

"Connecticut Secretary" has the meaning assigned to it in the Recitals.

"Contract" means any agreement, lease, evidence of indebtedness, mortgage, indenture, security agreement or other contract or commitment (whether written or oral).

"Contractual Transfer Restrictions" has the meaning assigned to in Section 11.2(a).

"Distribution" means any distribution made by the Company to a Holder with respect to his, her or its Transferable Interest, whether in cash, Securities or other property made by the Company to a Member pursuant to this Agreement. For purposes of this Agreement, the dollar amount of any Distribution consisting of Securities or other property shall equal the fair market value of such Securities or other property as of the date of such Distribution (as determined in good faith by the Board of Managers after taking into account all obligations and liabilities secured by such Securities or other property or to which such Securities or other property are subject).

"Drag Along Sale" means the sale of the Company pursuant to which any Person or group (as defined under Section 13(d)(3) of the Exchange Act) of Persons (other than Members or their Affiliates) acquire (whether in a single transaction or in a series of related transactions) (a) fifty percent (50%) or more (by value) of all of the outstanding Units of the Company, or (b) all or substantially all of the Company's assets determined on a consolidated basis, in each case whether accomplished directly or indirectly and whether pursuant to the sale of Units, equity interests, or assets, or a merger, recapitalization or other transaction; in each case whether accomplished directly or indirectly and whether pursuant to the sale of limited liability company membership interests, equity interests, or assets, or a merger, Recapitalization or other transaction.

"Dollar" or "dollar" means United States Dollars.

"Equity Equivalents" means securities which, by their terms, are or may be exercisable, convertible or exchangeable for or into Units or Membership Interests at the election of the holder thereof.

"Event of Dissociation" means, with respect to any Member: (i) the occurrence, with respect to the Member, of any of the events identified in Section 34-263a of the Act as in effect as of July 1, 2017 (which provides for the dissociation of a Person as a Member of the Company due to certain events, including, without limitation, a voluntary withdrawal by a Member, the expulsion of a Member, or the death or termination of existence, as applicable, of a Member); or (ii) the Transfer by the Member of all Units held by the Member other than for security purposes, whether or not action is taken by the remaining Members as contemplated by Section 34-263a of the Act as in effect on July 1, 2017.

"Fiscal Year" of the Company means the fiscal year of the Company, which shall commence on each January 1 and end on each December 31; provided, however, that (a) in the case of the Company's first fiscal year, "Fiscal Year" means the period from and including the date on which the Company is formed under the Act to and including the immediately following December 31 and (b) the final "Fiscal Year" of the Company shall end on the date on which the winding up of the Company is completed.

"Governmental Authority" means federal, state, county or local or any foreign government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body

"Highclere Cigar" has the meaning assigned to it in Section 3.7(a).

"Highclere UK" shall have the meaning set forth in the Recitals.

"Highclere UK Licensing Agreement" shall mean that certain Intellectual Property License Agreement between the Operating Company and Highclere UK dated as of May 15, 2018.

"Holder" means either a Member or a Transferable Interest Owner.

"Indemnifying Member" has the meaning assigned to it in Section 5.5(a).

"Initial Capital Contributions" means, as of the date of determination, each of the Member's Capital Contributions contributed to the capital of the Company in exchange for Units, including without limitation, in exchange for the Common Units issued to Julii Group upon the rollover of, and in exchange for, Julii Group's Original Membership Interest, as set forth in Section 3.15(a). For resolution of doubt, unless otherwise agreed by the recipient and the Company in writing, recipients of Profits Units have made no Initial Capital Contributions with respect to the Profits Units issued to each of them as of the date such Profits Units are issued.

"Joinder Agreement" means a Joinder Agreement substantially in the forms attached hereto as **Exhibit A and B**.

"Julii Group" shall have the meaning set forth in the Recitals.

"Julii's Original Membership Interest" means that Julii Group was the original owner of all of the issued Transferable Interests and rights in and to the Company as the original sole member of the Company.

"Liens" means any claims, liens, charges, options, preemptive rights, mortgages, deeds of trust, hypothecations, assessments, pledges, encumbrances, claims of equitable interest or security interests of any kind or nature whatsoever.

"Lord Carnarvon" means George Herbert, the 8th Earl of Carnarvon.

"Liquidity Distributions" shall have the meaning set forth in Section 5.4(b).

"Liquidity Event" means one of the following events: (i) a merger or consolidation of the Company with a Person in which the Holders receive cash, Securities and/or other marketable property in exchange for their Transferable Interests in the Company; (ii) a sale to a Person of all or substantially all of the assets of the Company; (iii) the sale to a Person of all or substantially all of the assets of any Person (including the Operating Company) in which the Company has a

direct or indirect interest; (iv) the sale to a Person of all or substantially all of the equity interests any Person (including the Operating Company) in which the Company has a direct or indirect interest; or (v) the liquidation, dissolution or winding up of the Company or the Operating Company.

"Liquidity Event Proceeds" means the amount of cash received after the payment of expenses by Julii, the Company and Operating Company in the event of a Liquidity Event.

"Majority Common Holders" shall mean those Members who at the time in question hold more than fifty percent (50%) of the issued and outstanding Common Units.

"Member" shall mean each of Julii Group, Highclere UK, the Advisors, and each Person (including Subscribers) who has been admitted as a Member, Additional Member or Substituted Member in accordance with this Agreement and who own Units.

"Membership Interests" shall mean an interest in the Company held by a Member, including all right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a share of the Net Gain and Net Losses pursuant to Section 5.1; (b) Distributions pursuant to Section 5.4, (c) to a share of the assets of the Company upon liquidation in accordance with Section 12.2, (d) to vote on, consent to or otherwise participate in any decision of the Members to the extent provided in this Agreement; (e) with respect to any Transferable Interest which a part of such Membership Interest, and (f) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act. The Membership Interests expressed as Units (or particular classes of Units) of each Member shall be as set forth in **Annex A** hereto, as updated from time to time, as provided herein.

"Net Gain" and "Net Loss" means, except as specified below, for each Allocation Period, the income or loss of the Company for "book" or "capital account" purposes under Treas. Reg. §1.704-1(b)(2)(iv). In particular, but without limitation, for each Allocation Period, "Net Gain" or "Net Loss" shall mean the Company's taxable income or loss for such Allocation Period, determined in accordance with Section 703(a) of the Code (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss), with the following modifications:

(i) income, gain or loss from, and cost recovery, amortization or depreciation deductions with respect to, any Book Items shall be computed by reference to the value of such Book Items as set forth in the books of the Company, all in accordance with the principles of Treas. Reg. §1.704-1(b) (2) (iv) (g), notwithstanding that the adjusted tax basis of such Book Items differs from such value;

(ii) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Gain or Net Loss pursuant to this definition shall be included in computing such Net Gain or Net Loss;

(iii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(i) and that are not otherwise taken into account in computing Net Gain or Net

Loss pursuant to this definition shall be treated as items of expense in computing such Net Gain or Net Loss;

(iv) in the event that the value of any Company property is adjusted pursuant to Treas. Reg. §1.704-1(b) (2) (iv)(f), the amount of such adjustment shall be taken into account as gain or loss (as the case may be) from the disposition of such property for purposes of computing Net Gain and Net Loss;

(v) to the extent (and only to the extent) that an adjustment made to the adjusted tax basis of any Company asset pursuant to Section 732, Section 734 or Section 743 of the Code is required to be taken into account in determining Capital Accounts pursuant to Treas. Reg. §1.704-1(b) (2) (iv) (m), the amount of such adjustment shall be treated as an item of gain or loss (as the case may be) for purposes of computing Net Gain or Net Loss; and

(vi) all items of Company gross income, gain, loss, deduction or expense for such Allocation Period that are specially allocated pursuant to Section 5.1(b) shall be disregarded in computing such taxable income or loss (but the amount of such items available for allocation under Section 5.1(b) shall be determined by applying rules analogous to the modifications set forth in clauses (i) through (v) above).

"Notifier" has the meaning assigned to it in Section 11.8(a).

"Offer Notice" has the meaning assigned to it in Section 11.2(b).

"Offered Units" has the meaning assigned to it in Section 11.2(b).

"Officer" means each person designated as an officer of the Company and appointed pursuant to Article VII.

"Onyx" has the meaning assigned to it in Section 3.7(a).

"Operating Company" shall mean Highclere Castle Spirits LLC, a Connecticut limited liability company, or its successor.

"Original Certificate" has the meaning set forth in the Recitals.

"Original Operating Agreement" shall have the meaning set forth in the Recitals.

"Participate" means, directly or indirectly, in any capacity, to invest, engage, manage, operate, be employed by or a consultant to, control or otherwise participate, for its own account or for the account of any other Person.

"Percentage Interest" means, for each Holder at any time, a fraction, expressed as a percentage, which has as its denominator the total number of outstanding Units of the Company, and has as its numerator the total number of Units or Transferable Interests belonging to that Holder.

"Percentage Interest Return" has the meaning assigned to it in Section 5.1(a)(i)(B).

“Permitted Transferee” means (a) the Company; (b) Julii Group; (c) any natural person who at the time of the transfer in question is a member of the Julii Group; and (d) as to any transferor who is a natural person, (i) a transferee who, at the time of the Transfer in question, is the spouse or any lineal descendant (including by adoption) of such transferor, (ii) any trust of which such transferor is the trustee or settler or donor and which is established solely for the benefit of any of the natural persons identified in the foregoing clause (i) and whose terms are not inconsistent with the terms of this Agreement or (iii) upon such transferor’s death, such transferor’s executor, personal representative or administrator of such transferor’s estate. For resolution of doubt, any Units so acquired by the Company shall no longer be considered outstanding for any purposes.

"Person" includes a natural person, domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, association, business trust, estate, trust (and any trustee thereof), enterprise, bank holding company, and any other legal or commercial entity, and shall also include the executor, personal representative or administrator of a natural person.

“Pool Units” has the meaning assigned to it in Section 3.15(f).

"Preferred Capital Value" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

“Preferred Units Preferred Return” has the meaning assigned to it in Section 5.4(a)(i).

"Preferred Units" means the Preferred Units as denominated in Section 3.8(b) and having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Preferred Units" in this Agreement. For avoidance of doubt, Preferred Units shall have no voting rights whatsoever, except where the Act expressly, and not by implication, requires that vote of Members holding Preferred Units.

“Preferred Units Return of Capital” has the meaning assigned to it in Section 5.4(a)(ii).

"Preferred Unpaid Yield" means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.4(a)(i), pursuant to Section 5.4(b), and pursuant to Section 12.2(c), as of such time.

"Preferred Unreturned Capital Value" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.4(a)(ii), pursuant to Section 5.4(b), and pursuant to Section 12.2(c) prior to such time.

"Preferred Yield" means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of ten percent (10.00%) per

annum, without compounding (i.e., simple interest), on the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time.

"Profits Interest" has the meaning set forth in Section 3.8(e).

"Profits Units" means the Units as denominated in Section 3.8(d) and having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Profits Units" in this Agreement. For avoidance of doubt, Profits Units shall have no voting rights whatsoever, except where the Act expressly, and not by implication, requires that vote of Members holding Profits Units.

"Presumed Tax Rate" means the highest combined federal, state and local effective tax rate applicable to an individual resident of the State and Connecticut.

"Priority Distributions" has the meaning assigned to it in Section 5.4(a).

"Property" shall refer to real or personal property or any interest therein, acquired directly or indirectly by the Company, whether owned or leased, in whole or in part.

"Recapitalization" means a transaction pursuant to which the Company or the Operating Company changes its existing capital structure through the introduction of new equity (including sales of membership interests) or debt in substitution for equity (and any variations thereof).

"Recipient" has the meaning assigned to it in Section 11.8(a).

"Restricted Securities" means (i) the Units and the Membership Interests denominated thereby, including any Transferable Interest, any Equity Equivalent or any other interest in the Company held by any Member or Holder and (ii) any securities issued with respect to, or in exchange for, the securities referred to in clause (i) above in connection with a conversion, combination, recapitalization, reclassification, reorganization, merger, consolidation or other reorganization or similar event or upon the conversion, exchange or exercise thereof.

"Securities" shall have the meaning assigned to it in the Securities Act, and shall also include (to the extent not included within the meaning of "Securities" under the Securities Act) all capital stock, partnership interests, notes, debentures, warrants, options, rights and other forms of investment of any kind, together with any additional Securities issued with respect to an original Security by way of dividend, interest, stock split or combination, recapitalization, exchange, conversion, exercise or otherwise.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Senior Debt" means loans from, other financial accommodations (including letter of facilities and lines of credit) to the Company (or Operating Company which are guaranteed by the Company) which may be obtained from time to time, from any Senior Lender, and any renewals, modifications, amendments, participations, modifications, extensions, replacements, and refinancings thereof.

"Senior Debt Agreements" means those agreements between the Company and any of the Senior Lenders with respect to the Senior Debt.

"Senior Lender" or "Senior Lenders" means Julii Group, or any bank, private equity firm, or institutional lender.

"Service Provider" has the meaning assigned to it in Section 3.8(e).

"Service Provider Trigger Event" has the meaning assigned to it in Section 11.9(b).

"Subscription Agreement" means a Subscription Agreement substantially in the form attached hereto as **Exhibit D**.

"Substituted Member" means any Person admitted as a Member pursuant to Section 11.5(a).

"Tag Holder" has the meaning assigned to it in Section 11.9(a).

"Tag Notice" has the meaning assigned to it in Section 11.9(b).

"Tag Sale" has the meaning assigned to it in Section 11.9(a).

"Tag Seller" has the meaning assigned to it in Section 11.9(b).

"Tax" or "Taxes" means all federal, state, local or foreign net or gross income, gross receipts, net proceeds, real property transfer, sales, use, ad valorem, value added, franchise, unincorporated business, bank shares, withholding, payroll, employment, excise, property, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

"Tax Distribution" means a Distribution referred to in Section 5.4(d).

"Tax Representative" has the meaning assigned to it in Section 10.2.

"Transfer", "Transferred" or "Transferring" means, with respect to any Restricted Security, any direct or indirect sale, transfer, assignment, pledge, grant of a participation in, gift, hypothecation or other disposition or encumbrance of any nature of or on such Restricted Security or any beneficial interest therein (including a transfer as a result of a merger, consolidation or sale of all or substantially all of the transferor's assets), and, in the case of a natural person, whether during life or at death; provided, however, that (i) any change in the ownership of Julii Group shall not be considered a Transfer, and (ii) the exercise of any conversion, exchange or purchase right provided for in the terms of any Restricted Security shall not be deemed to constitute a Transfer.

"Transferable Interest" means the right, as initially owned by a Person in such Person's capacity as a Member with respect to a Unit to receive distributions from the Company,

whether or not the Person remains a Member of continues to own any part of the right. "Transferable Interest" does not mean or include any right to participate in the management or affairs of the Company, any right to vote on, consent to or otherwise participate in any decision of the Members, or any right to become or exercise any other right of a Member not contemplated by the definition of "transferable interest" set forth in the Act as in effect on July 1, 2017.

"Transferable Interest Owner" means the owner of a Transferable Interest who or which is not a Member with respect to that Transferable Interest.

"Transferring Member" has the meaning assigned to it in Section 11.2(b).

"Treasury Regulation(s)" or "Treas. Reg." shall mean the regulations promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time.

"Units" has the meaning assigned to it in Section 3.8.

"Wrongful Event of Dissociation" means, with respect to any Member, the occurrence of any of the events identified in Section 34-263a(1), Section 34-263a(3), Section 34-263a(4), Section 34-263a(5), Section 34-263a(7), or Section 34-263a(10) of the Act as in effect as of July 1, 2017 with respect to the Member.

1.2 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation;" (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Certificate of Organization, Sections, and Exhibits, and Annexes mean the Certificate of Organization and Sections of, and Exhibits and Annexes attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Annexes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II.
ORGANIZATION

2.1 Formation of the Company. The Company has been organized as a Connecticut limited liability company by the filing of the Initial Certificate with the Connecticut Secretary

under and pursuant to the Act. The rights, powers, duties, obligations and liabilities of the Members (in their respective capacities as such) shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member (in its capacity as such) are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. As provided in Section 34-255f of the Act, the Company will be a "manager-managed limited liability company" as defined in Section 34-243a(15) of the Act.

2.2 Name of the Company. The name of the Company is "Highclere Castle Spirits Investments LLC" and all business of the Company shall be conducted in such name, or under such fictitious name(s) as the Board of Managers may deem desirable.

2.3 Principal Offices. The principal office of the Company is located at 6 Main Street, Suite 121, Centerbrook, CT 06409, or such other place as may from time to time be determined by the Board of Managers. The Board of Managers shall give prompt notice of any such change to each of the Members. The registered agent of the Company in the State of Connecticut shall be the initial registered agent named in the Initial Certificate or such other Person or Persons as the Board of Managers may designate from time to time in the manner provided by law. The Company may have such other offices as the Board of Managers may designate from time to time.

2.4 Purposes. The Company has been formed for the purposes of engaging in any lawful business or activity as may be conducted by the Company in accordance with the Certificate and the Act, with an initial purpose of conducting, directly, or through one or more subsidiaries or Affiliates, including the Operating Company, the business of producing, marketing advertising, promoting, selling and distributing alcoholic beverages (including distilled spirits, such as gin, whiskey and vodka) and other alcoholic beverages (such as wine and beer) and other related products, using the name and images of Highclere Castle. Subject to the provisions of this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, desirable or incidental to or for the furtherance and accomplishment of the foregoing purposes. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Connecticut.

2.5 Powers of the Company. Subject to the provisions of this Agreement, (a) the Company may, with the approval of the Board of Managers, enter into and perform any and all documents, agreements and instruments, all without any further act, vote or approval of any Member and (b) the Board of Managers may authorize any Person (including any Member or Officer) to enter into and perform any document on behalf of the Company.

2.6 Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than Connecticut where qualification is necessary, the Board of Managers shall use its reasonable efforts to cause the Company to comply (to the extent that procedures for doing so are available and such compliance is reasonably within the control of the Board of Managers in the relevant jurisdiction) with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. At the request of the Board of Managers, each Member shall execute, acknowledge, swear to and deliver all certificates and

other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue or terminate the Company as a foreign limited liability company in each such jurisdiction in which the Company may conduct business from time to time.

2.7 Term. The term of the Company commenced on the date on which the Original Certificate was filed with the office of the Connecticut Secretary, the Company shall have a perpetual existence, unless sooner dissolved as provided in Article XII.

2.8 No State-Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, or Officer shall be a partner or joint venturer of any other Member, or Officer, for any purposes other than federal and state tax purposes, and this Agreement shall not be construed to the contrary.

2.9 Tax Treatment of the Company. The Members intend that the Company shall be treated as a partnership for federal income tax, state income tax, and, if applicable, local income tax, purposes, and each Member and the Company shall file all Tax returns, and otherwise take all Tax and financial reporting positions, in a manner consistent with such treatment. Neither the Members nor the Company shall make any election under Treas. Reg. §301.7701-3, or any comparable provisions of state or local law, to treat the Company as an entity other than a partnership for federal income, tax state income tax, or local income tax, purposes.

2.10 Title to Company Property. Legal title to all property of the Company will be held and conveyed in the name of the Company.

ARTICLE III.
MEMBERS; AUTHORIZED UNITS, VOTING RIGHTS AND RELATED MATTERS

3.1 Member Names, etc. The respective names, email addresses, mailing addresses, Capital Contributions, number of Units and Percentage Interests of the Members shall be as set forth on **Annex A**, as amended from time to time in accordance with the terms of this Agreement. Subject to the provisions of Section 11.5(b), a Person shall be deemed admitted as a Member of the Company upon its execution of (i) this Agreement, (ii) a Subscriber Joinder (with respect to Subscribers), (iii) a Joinder Agreement as an Additional Member or Substituted Member; or (iv) a Subscription Agreement as an Additional Member who has purchased CF Units. The Board of Managers may amend **Annex A** from time to time, without the consent of any other Member being required therefor, to reflect admission of Additional Members, and any changes in the names, Capital Contributions, number of Units or Percentage Interests of the Members made in accordance with this Agreement and any changes in the email addresses or mailing addresses of the Members. Any reference in this Agreement to **Annex A** shall be deemed to be a reference to **Annex A**, as amended and in effect from time to time.

3.2 Voting. Except as otherwise expressly (and not by implication) required by the Act or this Agreement, the Holders of the Units or Transferable Interests shall not be entitled to vote on any matter. To the extent that a vote of the holders of Units or Transferable Interests, or any group or class thereof, is so required, with respect to any act to be taken by the Company or matter considered by the Board of Managers, the Members agree that they shall be deemed to

have consented to or approved such act or voted on such matter in accordance with a vote of the Board of Managers on such act or matter.

3.3 Loans, Capital Contributions and Other Business with the Company by Members. No Member, in his, her or its capacity as such, shall be required to lend any funds to the Company or to make any contribution of capital to the Company, except as otherwise expressly required by the Act or by this Agreement. Neither any loan made nor, except as expressly provided herein, any service performed by any Member to or for the benefit of the Company shall be deemed to constitute a contribution to the capital of the Company for any purpose hereunder. Subject to any limitations set forth in this Agreement, a Member may lend money to, make capital contributions to and transact other business with the Company.

3.4 Good Faith and Fair Dealing; No Liability.

(a) Each Member shall discharge such Member's duties under the Act and this Agreement, and exercise any rights under the Act or this Agreement, consistent with the implied contractual obligation of good faith and fair dealing. A Member (except when acting in the capacity of Manager) will violate no duty or obligation under the Act or this Agreement solely because the Member's conduct furthers the Member's own interest, and not necessarily that of the Company or any other Member. The provisions of this clause (a) shall not apply to a Member when acting in the capacity as a Manager.

(b) Each Member's liability as a Member for the debts, obligations, or liability of the Company shall be limited to the full extent provided by the Act.

(c) Except as required by the Act or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any losses of the Company.

(d) Each Member shall be liable only to make Capital Contributions to the Company as and when required by this Agreement and the other payments required to be made by such Member under the Act or this Agreement.

(e) Each Holder agrees to defend, indemnify and hold the Company and the other Holders harmless from any and all claims, demands, liabilities, losses, costs and expenses (including without limitation incidental and consequential damages, court costs and reasonable fees and expenses of attorneys and other professionals) arising out of or in connection with any breach by such Holder of this Agreement, any act by such Holder in contravention of this Agreement, or any act by such Holder outside of the scope of authority granted such Holder pursuant to this Agreement, the Certificate and the Act.

(f) The Company and its Members recognize, acknowledge and agree that each of the Members has substantial financial interests in the Company to preserve and that the exercise by them of any of their respective rights under this Agreement or any of other agreements contemplated hereby shall not, per se, be deemed to constitute a lack of good faith, a breach of fiduciary duties or unfair dealing.

3.5 Distribution. If any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

3.6 Members Are Not Agents. No Member, acting solely in its capacity as a Member, shall have any power to participate in the management of the Company. No Member, acting solely in its capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Board of Managers, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

3.7 Other Business Opportunities; Nondisclosure; Accountants and Counsel. The following provisions shall govern the following actual or potential conflicts between the interests of the Members or Board Members and their Affiliates, on the one hand, and the interests of the Company, on the other hand:

(a) Business Opportunities. Nothing in this Agreement shall be deemed to restrict or prohibit any Member, Board Member or their Affiliates, either individually or with others, from the right to Participate in other business ventures of any kind and no Member, Board Member, or any Affiliate thereof, shall be obligated to offer to the Company or to other Members any opportunity to participate in such other business venture; provided however, that nothing in this Agreement shall: (A) prevent any Member or its Affiliates from owning less than five percent (5%) of any class of equity or debt securities of any Person (or Securities convertible or exchangeable into such Securities) to the extent that such Securities (x) are listed on a national securities exchange or traded in any established over-the-counter securities market or (y) do not result in the holders thereof becoming an Affiliate of the issuer thereof; (B) prevent any Member or its Affiliates from owning, being or becoming a member, manager or officer of, or otherwise being engaged to perform services for or on behalf of, Highclere Castle Cigar Company, LLC, a Connecticut limited liability company, or its successors ("Highclere Cigar"), or Onyx Spirits Company LLC, a Connecticut limited liability company, or its successors ("Onyx"); (C) preclude Highclere Cigar from distributing, marketing and selling its tobacco and related products using the name of Highclere Castle and variants thereof; (D) preclude Onyx from producing, marketing, advertising, promoting, selling and distributing alcoholic beverages (other than premium gin) that do not use the name Highclere Castle or variants thereof; or (E) be deemed to modify the terms of any employment, consulting or other agreement between any Member, on the one hand, and the Company or the Operating Company, on the other hand.

Except as specified in the immediately following paragraph, any dispute, controversy or claim arising out of or relating to Section 3.7(a) (but not any other term or provision) of this Agreement shall be resolved exclusively by arbitration pursuant to the then current Commercial Rules and supervision of the American Arbitration Association (the "AAA"). The arbitration shall be held in the City of Hartford, State of Connecticut. Any party to such dispute may request arbitration by delivering written notice to the other party describing in reasonable detail the alleged dispute, controversy or claim. If the parties are unable to reach agreement with respect thereto within (30) days after receipt of such notice, they shall jointly select an arbitrator within five (5) days following such 30-day period. If at the end of such 5-day period the parties

have not reached agreement on an arbitrator, then they shall each appoint one arbitrator within thirty (30) days after the expiration of the 5-day period. The two arbitrators so appointed shall, within thirty (30) days after their appointment, appoint a third, presiding arbitrator. If either party fails to nominate an arbitrator, or the two arbitrators so appointed are unable to appoint a presiding arbitrator within the stated periods, the second or presiding arbitrator, as the case may be, shall be appointed by the AAA. All arbitrators shall be fluent in English and all hearings shall be conducted in the English language. The arbitrator or, if there is more than one, the arbitrators by majority vote, shall render a written decision stating reasons therefor. The arbitrator or arbitrators shall not have the power to award punitive or exemplary damages. The decision and award of the arbitrator or arbitrators, as applicable, shall be final and binding and may be entered in any court having jurisdiction thereof. Whether and issue is arbitrary shall be determined in accordance with the federal substantive and procedural laws relating to arbitration; all other aspects of this Section shall be interpreted in accordance with, and the arbitrator or arbitrators, as applicable, shall apply and be bound to follow the laws set forth in Section 13.6. The costs and expenses of the arbitration shall be paid as the arbitrator or arbitrators, as applicable, determine. Any cash award shall be payable in United States dollars through a bank in the United States. Each party shall have the right to institute judicial proceedings against the other party or anyone acting by, through or under such other party in order to enforce the instituting party's rights under the immediately preceding paragraph of this Section 3.7(a) through specific performance, injunction or similar equitable relief.

(b) Nondisclosure of Confidential Information. Each Member agrees that, without the consent of the Board of Managers, it will not, and will not permit any of its Affiliates which are under its control to, at any time disclose any non-public information concerning the business or affairs of the Company, or any of its Affiliates, including, by way of example and without limitation, business plans, prospects, financial information, proprietary information about costs, profits, markets, information relating to the management, operation and planning of the Company and its Affiliates, and other information of a similar nature to the extent not available to the public, and plans for future development, unless required by law or the performance of such Member's duties for the Company; provided, however, that the foregoing agreement shall not apply to (i) information previously in the public domain through no fault of the Member or holder, and (ii) information which the Member or holder is required by law to disclose or which is disclosed in any proceeding to enforce the obligations of one or more of the parties hereto, and provided further that the foregoing shall not limit the ability of any Member to disclose such information to its accountant or counsel, or to an officer, director, general or limited partner or member or manager of such Member, or to employees or agents of such Member on a "need to know" basis, provided that such Member shall inform the recipient of the confidential nature of such information, and shall instruct the recipient to treat the information as confidential.

(c) Accountants, Legal Counsel. The Company's accountants and legal counsel may also serve as accountants and legal counsel for any Member or any Affiliate of any Member or to any of the Company's Affiliates, including Julii Group (and any of its members) and the Operating Company.

(d) The obligations of any Member in this Section 3.7 are in addition to, and not in substitution for, any similar or additional restrictions which may be set forth in any Agreement between such Member and the Company.

3.8 Units.

(a) Units; Authorized Units. The Membership Interests shall be denominated as Units, as recorded in the Company records (the "Units"), which may be divided into one or more type, class or series. The Company shall initially have Three Hundred Eighty Five Thousand Eight Hundred Seventy Three (385,873) Units authorized for issuance (the "Authorized Units") and shall not issue any Units in excess of the amount of Authorized Units (or the amount of any particular class of Units) provided for in this Agreement, unless authorized by the Board of Managers. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The parties agree that each Unit from time to time outstanding, and the Transferable Interest a part thereof, is and shall be a "security" for purposes of Article 8 of the Uniform Commercial Code as from time to time in effect in the State of Connecticut (Connecticut General Statutes Sections 42a-8-101 et seq., as amended) or any successor provision of applicable law of similar effect.

(b) Authorization of Preferred Units. The Company hereby authorizes a class of Units to be designated as Preferred Units (the "Preferred Units"). The Company shall initially have One Hundred Fifty Thousand (150,000) Preferred Units authorized for issuance (the "Authorized Preferred Units") from its total Authorized Units.

(c) Authorization of Common Units. The Company hereby authorizes a class of Units to be designated as Common Units (the "Common Units"). The Company shall initially have One Hundred Forty Six Thousand Fifty Seven (146,057) Common Units authorized for issuance (the "Authorized Common Units") from its total Authorized Units.

(d) Authorization of Profits Units. The Company hereby authorizes a class of Units to be designated as Profits Units (the "Profits Units"). The Company shall have Fifty Five Thousand (55,000) Profits Units authorized for issuance (the "Authorized Profits Units") from its total Authorized Units.

(e) Specific Terms, Rights, and Obligations with Respect to the Profits Units. The Company and each Member (including each Member holding Profits Units) agree that Profits Units only have the same rights and privileges specifically set forth in this Agreement and that each of the Profits Units shall constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all Profits Units will be issued to the recipient thereof in exchange for the provision of services by such recipient to or for the benefit of the Company in a capacity as an employee, consultant or other service provider of the Company or the Operating Company (a "Service Provider") or in anticipation of becoming a Service Provider. The Company and recipient Member who receives any Profits Units agrees to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor such recipient who receives Profits Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(f) Authorization of Class A-2 Preferred Units. The Company hereby authorizes a class of Units to be designated as Class A-2 Preferred Units (the "Class A-2 Preferred Units"). The Company shall have one thousand sixty six (1,066) Class A-2 Preferred authorized for issuance (the "Authorized Class A-2 Preferred Units") from its total Authorized Units. The Company has further authorized the issuance of the 2019 Lender Warrant to the 2019 Lender pursuant to which the Authorized Class A-2 Preferred Units may be issued in accordance with terms and conditions of the 2019 Lender Warrant.

(g) Authorization of CF Units. The Company hereby authorizes a class of Units to be designated as CF Units (the "CF Units"). The Company shall have Thirty Three Thousand Seven Hundred Fifty (33,750) CF Units authorized for issuance (the "Authorized CF Units") from its total Authorized Units.

3.9 Issuance. The Company is authorized, from time to time, to issue new Units from the authorized but unissued Units ("Additional Units") upon such terms and conditions, and for such consideration as the Board of Managers shall approve. The Additional Units may be issued in one or more type, class or series, including, without limitation, Common Units, Preferred Units, Class A-2 Preferred Units, CF Units and Profits Units. The Additional Units shall have such rights, liabilities, obligations and privileges as are approved by the Board of Managers. The Board of Managers shall determine when and for what consideration the Company shall issue any of the authorized but unissued Units.

3.10 No Pre-Emptive Rights. Each Member specifically waives and disclaims any preemptive or similar right to acquire any Units. For each Member, the Company records shall state the value and nature of the contribution received by the Company for the Units, and the number of Units owned by the Member. Unless authorized by the Board of Managers, no Member has the right to make additional contributions or to obtain additional Units.

3.11 Certificates. The Company shall not issue certificates of Units, except upon such terms and in such form as may be approved by the Board of Managers. Until such certificates are authorized, at the written request of any Member, the Company shall provide certified statements of Units, as well as any effective assignments of rights under those Units, as of the date of the statement.

3.12 No Redemption. Unless authorized by the Board of Managers, no Member has a right to have his Units redeemed or his contributions returned prior to the termination of the Company other than as expressly set forth herein or pursuant to any Contractual Transfer Restrictions.

3.13 Termination. Upon the occurrence of any event set forth in a written agreement between the Company and a Member which results in the termination or cancellation of the Member's Units, the Units of such Member shall immediately, without any further action on the part of the Company or the Board of Managers, terminate and be cancelled and be of no further force and effect, and the Member shall immediately, without any further action on the part of the Company or the Board of Managers, cease to be a member of the Company or Holder with respect to such Units or have any interest whatsoever in the Company with respect to such Units and shall have no further rights, privileges, obligations or liabilities as a result of the Units or under this Agreement. Any Units so terminated or cancelled shall constitute authorized but

unissued Units of the Company and shall be available for reissuance by the Company. Each Member hereby appoints each of the Board Members as the Member's attorney-in-fact coupled with an interest to certify to the occurrence of the events described in this subparagraph and to execute any amendments to this Agreement to reflect the termination of such Units.

3.14 Additional Members. Unless otherwise consented to by the Board of Managers, the parties hereto agree that as a condition precedent to the issuance by the Company of any Units to any Person, the Company shall require such other Person to execute a Joinder Agreement or Subscription Agreement, as the case may be, and thereby enter into and become a party to this Agreement and become a Member of the Company (an "Additional Member"). From and after such time, the term "Member" shall be deemed to include such other Person.

3.15 Ratification of Actions Taken Prior to the Third Restatement Effective Date. The Board of Managers hereby confirms that any and all actions heretofore taken and all agreements, instruments, reports, documents, and regulatory and other notices executed, delivered or filed since the last restatement of this Agreement, and through the date hereof, and all actions to be taken and all agreements, instruments, reports, documents, and regulatory and other notices to be executed, delivered or filed after the date hereof, by any of the officers or directors of the Company in connection with or with respect to effecting the intent and purposes contained in this Operating Agreement, or done or taken in connection with furthering the Business of the Company are hereby authorized, approved, ratified and confirmed in all respects by the Board.

ARTICLE IV.
CAPITAL ACCOUNTS

4.1 Establishment and Maintenance of Capital Accounts. A separate capital account ("Capital Account") shall be established and maintained for each Member on the books of the Company initially reflecting an amount equal to such Member's Initial Capital Contribution, as set forth on **Annex A**. Each Holder's Capital Account shall be:

(a) increased (without duplication) by: (i) such Holder's additional capital contributions; (ii) the agreed upon fair market value of any property contributed by such Holder (net of liabilities as provided for in Section 752 of the Code); (iii) the amount of any liabilities of the Company that are assumed by (or secured by any property distributed to) such Holder; and (iv) such Holder's share of Net Gain and other items of income and gain allocated to such Holder pursuant to Article V;

(b) decreased (without duplication) by: (i) the amount of cash distributed to such Holder; (ii) the agreed upon fair market value of all actual and deemed distributions of property made to such Holder pursuant to this Agreement (net of liabilities as provided for in Section 752 of the Code); (iii) the amount of any liabilities of such Holder assumed by (or which are secured by any property contributed by such Holder to) the Company; (iv) such Holder's share of Net Loss and other items of loss, deduction and expense allocated to such Holder pursuant to Article V and (v) such Holder's share of all other non-cash Distributions made to such Holder in accordance with this Agreement; and

(c) maintained in all respects in accordance with Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

Any references in this Agreement to the Capital Account of a Holder shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

4.2 Negative Capital Accounts and Additional Capital Contributions. Except as may be required by the Act or any other applicable law, no Holder shall be required to (a) pay to the Company or any other Holder any deficit or negative balance which may exist from time to time in such Holder's Capital Account, or (b) to make any Additional Capital Contributions to the Company in addition to such Holder's Initial Capital Contribution.

4.3 Company Capital. No Holder shall be paid interest on any Capital Contribution to the Company or on such Holder's Capital Account, and no Holder shall have any right to (a) demand the return of such Holder's Capital Contribution or any other distribution from the Company (whether upon resignation, withdrawal or otherwise), except upon dissolution of the Company pursuant to Article XII hereof, or (b) cause a partition of the Company's assets.

4.4 Capital Account Adjustment. The Tax Representative may adjust the book value of all assets of the Company so as to equal their respective fair market value, as determined by the Tax Representative in its reasonable discretion, upon the occurrence of any revaluation of property in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations. Pursuant to the Treasury Regulation, the Capital Accounts shall be increased or decreased (as appropriate) to reflect the revaluation of the Company's assets (including intangible assets such as goodwill).

4.5 Change in Capital Accounts Maintenance. The maintenance of Capital Accounts pursuant to Section 4.1 above is intended to comply with the requirements of Section 704(b) of the Code and Section 1.704-1(b) of the Treasury Regulations promulgated thereunder. The provisions of this Agreement in the maintenance of Capital Accounts shall be interpreted and applied consistently therewith. If, in the reasonable opinion of the Tax Representative, the manner in which the Capital Accounts are to be maintained pursuant to Section 4.1 above should be modified in order to comply with the requirements of Section 704(b) of the Code and Section 1.704-1(b) of the Treasury Regulations promulgated thereunder as it now exists and may be amended, and in the event the treatment call for in such Regulation is inconsistent with the provisions of this Agreement, then, notwithstanding anything to the contrary in such Section 4.1, the Tax Representative may, in its reasonable discretion, change the manner in which the Capital Accounts are maintained, and the Tax Representative shall have the right, upon delivery of written notice to each other Member, to amend this Agreement to reflect any such change in the manner in which the Capital Accounts are maintained.

4.6 Accounting for Distribution in Kind. For purposes of maintaining Capital Accounts when the Company property is distributed in kind: (a) the Company shall treat such property as if it had been sold for its fair market value on the date of distribution; and (b) each Holder's Capital Account shall be reduced by the fair market value of the property distributed to such Member (net of any liabilities secured by such distributed property that such Holder is considered to assume or take subject to under Section 752 of the Code).

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS

5.1 Allocations.

(a) After giving effect to the Regulatory Allocations set forth in Section 5.1(b) of this Agreement, Net Gains and Net Losses for Allocation Period will be credited and debited to the Capital Accounts of the Holders pursuant to Section 5.1(a)(i) and Section 5.1(a)(ii), respectively, subject to the regulatory allocations set forth in Section 5.1(b).

(i) *Net Gain.* Net Gain of the Company (and items thereof) for each Allocation Period shall be allocated in the following order of priority:

(A) *First*, except as otherwise provided in this Agreement, Net Gain of the Company (and items thereof) for each Allocation Period shall be allocated to the extent that an amount of Net Loss has been allocated under Section 5.1(a)(ii) for a prior Allocation Period and that allocation has not been offset by a subsequent allocation of Net Gain pursuant to this Section 5.1(a)(i)(A), to the Holders in proportion to, and in an amount equal to, the unrecovered amount of Net Loss; and

(B) *Second*, to all Holders, pro rata and in accordance with their respective Percentage Interests ("Percentage Interest Return") at the beginning of the Allocation Period.

(ii) *Net Loss.* Except as otherwise provided in this Agreement, Net Loss of the Company (and items thereof) for each Allocation Period shall be allocated in the following order of priority:

(A) *First*, to all Holders holding Profits Units in proportion to the amounts of Net Gain previously allocated pursuant to Section 5.1(a)(i)(E(D) as prior allocations of Net Gain, until such amounts have been offset in full; and

(B) *Second*, to the Holders with Positive Capital Accounts in proportion to those balances until they have been reduced to zero.

(C) Third, to the Holders in proportion to their respective Percentage Interests at the beginning of the Allocation Period.

(b) Regulatory Allocations. The allocations and Distributions set forth in this Agreement are intended to comply with, and shall comply with, the requirements of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted and applied by the Company in a manner consistent. If, in the reasonable opinion of the Tax Representative, the allocations of income, gain, deduction and loss set forth herein shall not (i) comply with the cited Code provisions and the Treasury Regulations, or (ii) comply with any other provision of the Code or the Treasury Regulations, then, notwithstanding anything to the contrary contained herein, such allocations shall, upon notice in writing to the other Members, be modified to satisfy such provisions of the Code and the Treasury Regulations.

5.2 Allocation of Taxable Income and Loss.

(a) In accordance with Sections 704(b) and 704(c) of the Code and applicable Treasury Regulations, items of income, gain, deduction and loss with respect to any Book Item of the Company (and, if necessary, any other property of the Company) shall, solely for tax purposes, be allocated among the Holders so as to take account of any variation between the adjusted basis of the Book Item to the Company for federal income tax purposes and its book value, using any permitted method selected by the Tax Representative.

(b) To the extent of any recapture income resulting from the sale or other taxable disposition of assets of the Company, the amount of any gain from such disposition allocated to a Holder (or a successor in interest) for federal income tax purposes pursuant to the above provisions shall be deemed to be recapture income to the extent that such Holder has been allocated.

(c) The items of income, gain, deduction and loss for tax purposes allocated to pursuant to this Section 5.2 shall not be reflected in the Holders' Capital Accounts, or such Holder's share of any: Net Gain or Net Loss; Distribution; or other items pursuant to any provisions of this Agreement. Any elections or other decisions relating to such allocations shall be made by the Tax Representative in any manner that reasonably reflects the purpose and intent of this Agreement and is consistent with the economic arrangement among the Holders.

(d) Pursuant to Treasury Regulations Section 1.752-3(a)(3), the Members and Holders hereby agree to allocate excess nonrecourse liabilities of the Company in accordance with their respective Percentage Interests.

5.3 Allocations to Transferred Interests. Income, gains, deductions and losses allocated to any Transferable Interests that are Transferred (or modified) during a Fiscal Year shall be allocated to each Person who was the Holder of such Transferable Interests during such Fiscal Year in a manner which takes into account the varying interests of the Holders in the Company during such Fiscal Year, including by an allocation in proportion to the number of days that each such holder was recognized as the owner of such Membership Interest during such Fiscal Year, by an interim closing of the books, or in any other manner permitted by Section 706 of the Code, including without limitation, the "fractions rule," as determined by the transferee and the transferor in their sole discretion; provided, however, that any expenses incurred by the Company in allocating such items shall be borne by the transferee and the transferor.

5.4 Distributions. Cash generated by the operations of the Company shall be distributed to the Holders at such times and in such amounts as the Board of Managers may from time to time determine, taking into account, among other considerations they may deem appropriate, reasonable reserves, including reserves as they may deem appropriate to ensure that the Company's and Operating Company's needs for working capital will be met. Subject to the foregoing, to the provisions of Section 5.4(f), and to such restrictions as may be provided for in the Senior Debt Agreements:

(a) Distributions to the Holders shall be made in the order and manner specified in this Section 5.4. Subject to the provision set forth in Sections 5.4 (b) through (f), Distributions of cash, Securities or other property shall be distributed, pro rata and in proportion to such Member's holdings of their respective Units, in accordance with the following priorities ("Priority Distributions"):

(i) *First*, to the to the Holders of Preferred Units, pro rata, an amount equal to the Preferred Yield on such Unit's Preferred Unreturned Capital Value (the "Preferred Units Preferred Return"); and

(ii) *Second*,

(X) to the Holders of Preferred Units, pro rata, one hundred percent (100%) of such Unit's Preferred Capital Value up to the amount of the Preferred Unreturned Capital Value (the "Preferred Units Return of Capital"); and

(Y) to the Holders of Class A-2 Preferred Units, pro rata, one hundred percent (100%) of such Unit's Class A-2 Preferred Capital Value up to the amount of the Class A-2 Preferred Unreturned Capital Value (the "Class A-2 Preferred Units Return of Capital");

provided, that the portion of the Distributions to be made under Section 5.4(a)(ii) pursuant to clause (X) shall be that percentage thereof represented by a fraction, the numerator of which is the Preferred Unreturned Capital Amount immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution; and that the portion of the Distributions to be made under Section 5.4(a)(ii) pursuant to clause (Y) shall be that percentage thereof represented by a fraction, the numerator of which is the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution; and

(iii) *Third*, to the Percentage Interest Return.

(b) Upon the occurrence of a Liquidity Event (other than a Liquidity Event under Article XII), Distributions to the Members shall be made accordance with this Section 5.4(b), subject to the provisions set forth in Sections 5.4(c) through (f). Liquidity Event Proceeds shall be distributed, pro rata and in proportion of such Member's holdings of their respective Units, in accordance with the following priorities ("Liquidity Distributions"):

(i) *First*, to the Preferred Units Preferred Return; and

(ii) *Second*,

(X) to the Preferred Units Return of Capital; and

(Y) to the Class A-2 Units Return of Capital;

provided, that the portion of the Distributions to be made under Section 5.4(b)(ii) pursuant to clause (X) shall be that percentage thereof represented by a fraction, the numerator of which is the Preferred Unreturned Capital Amount immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution; and that the portion of the Distributions to be made under Section 5.4(b)(ii) pursuant to clause (Y) shall be that percentage thereof represented by a fraction, the numerator of which is the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution; and

(iii) *Third*, to the Holders of CF Units, pro rata, one hundred percent (100%) of such Unit's CF Capital Value up to the amount of the CF Unreturned Capital Value (the "CF Units Return of Capital"); and

(iv) *Fourth,* to the Holders of Common Units, pro rata, one hundred percent (100%) of such Holder's Common Capital Value up to the amount of the Common Unreturned Capital Value (the "Common Units Return of Capital"); and

(v) *Fifth,* to the Percentage Interest Return.

(c) In addition to the Tax Distributions to be made pursuant to Section 5.4(d), the Company shall make Distributions to the Holders in accordance with their respective Percentage Interests, at such times and in such amounts as at least a majority of the Board of Managers may determine pursuant to this Section 5.4 or Section 12.2.

(d) Notwithstanding anything to the contrary in this Agreement, in the event that the Operating Company is a "pass through" entity under the Code, and after taking into account, among other considerations as the Board of Managers may deem appropriate, reasonable reserves, including reserves as they may deem appropriate to ensure that the Operating Company's and Company's needs for working capital will be met, the Company shall make quarterly distributions to each Holder until each Holder has been distributed sufficient funds equal to the product of the Presumed Tax Rate and the net taxable income and gains estimated by the Board of Managers to be allocated to such Holder from the Company's investment in the Operating Company under Section 5.1. Any distributions made pursuant to this Section 5.4(d) shall be credited against future distributions that would otherwise be made to such Member in accordance with the provisions of Section 5.4 hereof.

(e) Notwithstanding Section 5.4(d) to the contrary, the Company, by action of the Board of Managers, shall have the authority to (i) make any tax payments, or (ii) withhold any amount, in each case to the extent required by federal, state or local law or any tax treaty, on behalf of or with respect to any Holder. The amount of any payment made on behalf of or with respect to any Holder pursuant to clause (i) above shall be repaid to the Company in accordance with Section 5.5. The amount of any withholding made on behalf of or with respect to any Holder pursuant to clause (ii) above shall be treated in the same manner as the Distribution from which such withholding was made and shall be reflected in such Holder's Capital Account accordingly.

(f) The foregoing provisions of this Section 5.4 notwithstanding, the Company shall not make any distribution, whether pursuant to this Section 5.4, on account of the Company's purchase of Units or Transferable Interests from a Holder pursuant to Sections 11.2, 11.3, 11.9 or to any Contractual Transfer Restriction, upon liquidation of the Company (pursuant to Section 12.2), or otherwise, except in compliance with the Act, anything in this Agreement to the contrary notwithstanding, provided that in determining whether any particular distribution is lawful for purposes of Section 34-255d of the Act as in effect on July 1, 2017, only whether the Company's total consolidated assets are not less than the sum of its total consolidated liabilities shall be taken into account.

5.5 Indemnification and Reimbursement for Payments on Behalf of a Holder.

(a) If the Company is obligated to pay any amount to a governmental agency or to any other Person (or otherwise makes a payment) because of a Holder's status or otherwise specifically attributable to a Holder (including, without limitation, federal withholding taxes with respect to foreign partners, state personal property taxes or state unincorporated business taxes), then such Holder (the "Indemnifying Holder") shall indemnify the Company in full for the entire amount paid (including without limitation, any interest, penalties and expenses associated with such payment). At the option of the Board of Managers, the amount to be indemnified may be charged against the Capital Account of the Indemnifying Holder, and, at the option of the Board of Managers, either:

(i) promptly upon notification of an obligation to indemnify the Company, the Indemnifying Holder shall make a cash payment to the Company equal to the full amount to be indemnified (and the amount paid shall be added to the Indemnifying Holder's Capital Account, but shall not be deemed to be included as any Capital Contributions); or

(ii) the Company shall reduce subsequent distributions (including liquidating distributions) that would otherwise be made to the Indemnifying Holder until the Company has recovered the amount to be indemnified (provided that the amount of such reduction shall be deemed to have been distributed for all purposes of this Agreement but such deemed distribution shall not further reduce the Indemnifying Holder's Capital Account to the extent reduced by the Board of Managers pursuant to the authority granted at the beginning of this sentence), which, for each reduction of distributions, shall take into account interest on each such unpaid amount from the date of the relevant withholding or payment until the date on which such amount is repaid to the Company at an interest rate per annum equal to the Prime Rate from time to time in effect (as reported in the *Wall Street Journal*).

(b) A Holder's obligation to make payments to the Company under this Section 5.5 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.5, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies that it may have against each Holder under this Section 5.5, including instituting a lawsuit to collect such payments with interest.

ARTICLE VI
MANAGEMENT OF THE COMPANY; BOARD OF MANAGERS

6.1 The Board of Managers; Delegation of Authority and Duties.

(a) Board of Managers. Subject to the terms and conditions of this Agreement, the Board of Managers, on behalf of the Members, shall have the sole and exclusive right and authority to manage and control the business and affairs of the Company, and shall possess all rights and powers of a "manager" of a limited liability company as provided in the Act and otherwise by law including without limitation the power to elect and appoint officers of the Company, to grant general or limited authority to officers, employees and agents of the Company, to appoint committees of the Board of Managers, to sign, on behalf of the Company, such deeds, mortgages, bonds, contracts or other instruments, to perform all acts specifically authorized to be performed by the Board of Managers in this Agreement, and, in general, the power to perform all duties pertaining to the conduct of the business of the Company. Except as otherwise expressly provided for herein, the Members hereby agree to the exercise by the Board of Managers of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. It is understood and agreed that the Board shall have all of the rights and powers of a manager as provided in the Act and as otherwise provided by law, and any action taken by the Board shall constitute the act of and serve to bind the Company. In dealing with the Board Managers acting on behalf of the Company, no person shall be required to inquire into the authority of the Board of Managers to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Board of Managers as set forth in this Agreement.

(c) Delegation by the Board of Managers. The Board of Managers shall have the power and authority to delegate to one or more Persons rights and powers to manage and control the business and affairs of the Company, including delegating to Officers, agents and Initial Employees of the Company. The Board of Managers may authorize any Person (including, without limitation, any Board Member, Member or Officer) to enter into and perform under any document on behalf of the Company.

(d) Committees Generally. The Board of Managers, by resolution passed by at least a majority of the whole Board of Managers: (i) may designate one or more committees (each a "Committee"), which Committee may include Persons who are not Members; and (ii) shall prescribe the precise powers and limitations of each Committee so formed. The Board of Managers may designate one or more Persons as alternate members of any Committee, who may replace any absent or disqualified member at any meeting of the Committee.

6.2 Establishment, Size and Composition of Board of Managers.

(a) Establishment and Size of the Board. There shall be established a Board of Managers (the "Board of Managers") which shall be composed of the number of Persons (each, a "Board Member" and, collectively, the "Board Members"), prescribed by this Section. A Board Member need not be a Member. The size of the Board of Mangers shall be set and remain at One (1) Board Member; provided, however, that Majority Common Holders may designate that the size of the Board of Managers be increased or decreased (to no fewer than one Board Member) by a vote or written consent in lieu thereof of the Majority Common Holders. No reduction of the size of the Board of Managers shall result in the removal of any Person then serving as a Board Member (unless such Person is so removed pursuant to Section 6.2 (c)).

(b) Selection of Board Members. Persons shall be selected to serve as Board Members as follows:

(i) The Majority Common Holders shall be entitled to designate all Board Members. As of the Third Restatement Effective Date, Julii Group, in its capacity as Majority Common Holder, has designated Adam von Gootkin to serve as the sole Board Member who shall serve until his removal, resignation or dissolution and until his successor is elected and qualified.

(ii) In the event of an increase in the size of the Board of Managers to more than one (1) pursuant to Sections 6.2(a), any then resulting Board Member position(s) thereby created (the "Additional Board Members") shall thereafter be filled by a Person who has been designated by the Majority Common Holders.

(c) Removal of Board Members. A Board Member may be removed from the Board of Managers as follows:

(i) no Board Member designated pursuant to the clauses (i) or (ii) of Section 6.2(b) of this Agreement may be removed from office unless such removal is directed or approved by the affirmative vote (or written consent in lieu thereof) of the Majority Common Holders; and

(ii) any vacancies created by the resignation, removal, dissolution or death of a Board Member shall be filled pursuant to the applicable provisions of Section 6.2(b).

(d) Cooperation by Members. In furtherance of the foregoing provisions of this Section 6.2, all Members agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate Board Members to call a special meeting of Members (or of particular Members) for the purpose of electing or approving Board Members (or their removal) and to otherwise use its commercially reasonable efforts to cause the Board Members required to be designated, appointed or removed pursuant to this Agreement to be so designated, appointed or removed.

(e) No Liability for Election of Recommended Board Members. No Member, nor any Affiliate of any Member, shall have any liability (i) as a result of designating a Person for nomination, designation or election as a Board Member, (ii) for any act or omission by such designated Person in its capacity as a Board Member, or (iii) as a result of voting for or

approving any such designee in accordance with the provisions of this Agreement, including any of the Persons named in Section 6.2(b) to be a Board Member.

6.3 Board of Managers Meetings.

(a) Quorum. At least a majority of the total number of Board Members as determined pursuant to Sections 6.2(a) shall constitute a quorum for the transaction of the business of the Board of Managers and the act of at least a majority of the Board Members present or deemed present at a meeting of the Board of Managers at which a quorum is present or deemed present shall be the act of the Board of Managers.

(b) Place; Waiver of Notice. Meetings of the Board of Managers may be held at such place or places as shall be determined from time to time by resolution of the Board of Managers. At all meetings of the Board of Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Board of Managers. Attendance of a Board Member at a meeting shall constitute a waiver of notice of such meeting, except where a Board Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Regular Meetings. Regular meetings of the Board of Managers shall be held within or outside of the State of Connecticut at such times and at such places as shall be designated from time to time by resolution of the Board of Managers. Notice of such meetings shall not be required so long as members of the Board of Managers receive copies of each resolution pursuant to which the time and place of such meetings are set.

(d) Special Meetings. Special meetings of the Board of Managers may be called on at least 24 hours' notice to each Board Member by any Board Member. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may be otherwise required by law or provided for in this Agreement.

(e) Notice. Notice of any special meeting of the Board of Managers or any subcommittee may be given personally, by mail, facsimile, courier, or electronic mail.

6.4 Action by Written Consent or Telephone Conference. Any action permitted or required by the Act, the Certificate of Organization or this Agreement to be taken at a meeting of the Board of Managers may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all of the then-serving Board Members. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Connecticut Secretary, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Board of Managers. Subject to the requirements of this Agreement for notice of meetings, the Board Members may participate in and hold a meeting of the Board of Managers by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.5 Managers Compensation and Reimbursement. Board Members may receive such reasonable compensation for their services, whether in the form of salary or a fixed fee for attendance at meetings, with reimbursement for expenses incurred in connection with service as a Board Member of the Company, if any, as the Board of Managers may determine from time to time. Nothing herein contained shall be construed to preclude any Board Member from serving the Company in any other capacity and receiving compensation therefor.

ARTICLE VII
OFFICERS

7.1 Officers. The Board of Managers shall designate one or more individuals (who may or may not be a Member or a Board Member) to serve as officers of the Company. The Company shall have a President, a Secretary, a Treasurer and such other officers as the Board of Managers may designate. Any two or more offices may be held by the same person.

7.2 Compensation. The compensation, if any, of all officers of the Company shall be fixed from time to time by the Board of Managers.

7.3 Term of Office; Removal; Filling of Vacancies. Each officer of the Company shall hold office until his successor is chosen and qualified in his or her stead or until his or her earlier death, resignation, retirement, disqualification or removal from office. Any officer designated by the Board of Managers may be removed at any time by the Board of Managers whenever in the Board of Managers' judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers.

7.4 President. The President shall: preside at meetings of the Board of Managers and, if any, meetings of the Members; be the chief executive officer and the chief operating officer of the Company; be responsible for the general and active management of the business of the Company; see that all orders and resolutions of the Board of Managers are put into effect, subject, however, to the right of the Board of Managers to delegate any specific powers, to any other officer or officers of the Company; and have the authority to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Managers to some other officer or agent of the Company.

7.5 Vice Presidents. Each Vice President that is designated by the Board of Managers shall generally assist the President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him by the President or the Board of Managers.

7.6 Secretary. The Secretary shall keep and account for the records of the Company. The Secretary shall attend all meetings of the Board of Managers and Members and keep accurate records thereof in one or more minute books kept for that purpose and shall perform

the duties customarily performed by the secretary of a Company and such other duties as may be assigned by the Board of Managers or the President.

7.7 Assistant Secretary. The Assistant Secretary, if one is designated by the Board of Managers, shall generally assist the Secretary.

7.8 Treasurer. The Treasurer shall be the chief accounting officer and chief financial officer of the Company and shall have active control of and shall be responsible for all matters pertaining to the accounts and finances of the Company. The Treasurer shall: be responsible for the custody of the funds and securities of the Company; be responsible for full and accurate accounts of receipts and disbursements in books belonging to the Company; and perform such other duties as may be assigned by the Board of Managers or the President. The Board of Managers may also denominate the Treasurer with the title of Chief Financial Officer.

7.9 Additional Powers. In addition to the foregoing especially enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by the Act, the Certificate of Organization or this Agreement, or as the Board of Managers may from time to time determine or as may be assigned to them by any competent senior officer. In addition to the designation of officers and the enumeration of their respective duties, services and powers, the Board of Managers may grant powers of attorneys to individuals to act as agent for or on behalf of the Company, to do any act which would be binding on the Company, to incur any expenditures on behalf of or for the Company, or to execute, deliver and perform any agreements, acts, transactions or other matters on behalf of the Company. Such powers of attorney may be revoked or modified as deemed necessary by the Board of Managers.

7.10 Third Restatement Effective Date Officers. As of the Third Restatement Effective Date, the following individuals shall serve as the following officers of the Company and shall serve until his or her successor is chosen and qualified in his or her stead or until his or her earlier death, resignation, retirement, disqualification or removal from office:

Name	**Office**
President	Adam von Gootkin
Treasurer and Chief Operating Officer	Peter Kowalczyk
Secretary	Peter Kowalczyk

ARTICLE VIII
DUTIES, EXCULPATION AND INDEMNIFICATION

8.1 Performance of Duties. No Member, Board Member, or Officer shall have any duty to any Member or the Company, except as expressly set forth herein or in other written Contracts.

(a) Time Devoted. Each Board Member shall devote such time to Company business as such Board Member shall deem reasonable and necessary.

(b) Good Faith and Fair Dealing. Each Board Member shall discharge such Board Member's duties consistent with the implied contractual obligation of good faith and fair dealing.

(c) Duty of Loyalty. Subject to the provisions of Section 8.1(g), the only duty of loyalty (as contemplated by Sections 24-355h(b) and (i) of the Act as in effect on July 1, 2017) of a Board Member shall be (A) to account to the Company and to hold as a trustee for it any property, profit or benefit derived by the Board Member (i) in the conduct or winding up of the Company's activities and affairs; (ii) from use by the Board Member of the Company's property; and (iii) from the appropriation of a Company opportunity; (B) to refrain from dealing with the Company in the conduct or winding up of the Company's activities and affairs as or on behalf of a Person having an interest adverse to the Company; and (C) to refrain from competing with the Company in the conduct of the Company's activities and affairs before the dissolution of the Company. The foregoing (i) shall not preclude any Board Member from being compensated by the Company, or, if the Board Member or its Affiliate is a holder of Units, from such holder receiving distributions from the Company, none of which shall need to be accounted for to the Company or held in trust for the Company; (ii) shall not preclude Highclere Cigar from distributing, marketing and selling its tobacco and related products using the name of Highclere Castle and variants thereof; and (iii) shall not preclude Onyx from producing, marketing, advertising, promoting, selling and distributing alcoholic beverages that not use the name Highclere Castle or variants thereof. The Members are expressly excluded from the duty of loyalty applicable to any Board Member and any duty to account to the Company for, or to hold as a trustee for the Company, any property, profit or benefit derived from the appropriation of a Company opportunity. Further, notwithstanding the prior provisions of this clause (c) no Board Member shall be obligated to account to the Company or the Operating Company for, or to hold as a trustee for the Company or Operating Company of, any property, profit or benefit derived by such Board Member or any other Person with which such Board Member is associated.

(e) Duty of Care. Each Board Member shall discharge such Board Member's duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstance, in a manner the Board Member reasonably believes to be in the best interest of the Company, and shall not engage in willful or intentional misconduct or a knowing violation of the law. In so acting, a Board Member may rely on information, opinions, reports or statements of the nature contemplated by Section 34-255h(c)(2) of the Act as in effect on July 1, 2017. A Board Member shall not be liable to the Company or any Member for actions or failure to act pursuant to the provisions of this Agreement, except that the Board Member will not be acting in good faith if the Board Member has knowledge (as contemplated by the Act as in effect on July 1, 2017) concerning the matter in question that makes reliance otherwise permitted by the preceding sentence unwarranted. A Board Member shall have no duty of care to the Company or the Members except as expressly set forth in this Section 8.1.

(f) Duty of Officers. Each officer of the Company (in such capacity) shall have the same (but no greater) fiduciary duties to the Company as, and to the extent of, an Board Member as set forth in this Section.

(g) Certain Transactions.

(i) For clarity's sake, each of the parties acknowledges and agrees that it has been advised that: (A) Highclere Cigar distributes, markets and sells its tobacco and related products using the name of Highclere Castle and variants thereof; (B) Onyx is engaged in the business of producing, marketing, advertising, promoting, selling and distributing alcoholic beverages but does not do so using the name Highclere Castle or variants thereof, and (C) certain principals of Onyx (specifically Adam von Gootkin and Peter Kowalczyk) are also principals of Julii Group and that it is intended that such principals will become employees of the Operating Company.

(ii) Each of the parties to this Agreement hereby agree that nothing in Section 3.7(a) or in Section 8.1(c) shall (A) preclude Highclere Cigar from distributing, marketing and selling its tobacco and related products using the name of Highclere Castle and variants thereof; and (B) preclude Onyx from producing, marketing, advertising, promoting, selling and distributing alcoholic beverages (other than premium gin) that do not use the name Highclere Castle or variants thereof,.

(vi) Further, for avoidance of doubt, and the provisions of Section 3.7(a) and Section 8.1(c) notwithstanding: (A) neither Julii Group nor its principals shall be obligated to account to the Company or the Operating Company for, or to hold as a trustee for the Company or Operating Company of, any property, profit or benefit derived by such Person or any other Person with which such Person is associated (including without limitation Highclere Cigar, Onyx, or any of their Affiliates); and (B) Julii Group (or any of its designees), while acting as a Board Member of the Company or manager of the Operating Company, may also act in its own capacity in entering into, modifying or terminating agreements between Julii Group (or its Affiliates) on the one hand, and the Company or Operating Agreement, on the other hand, and the same shall not violate any duty (fiduciary or otherwise) of Julii Group or its designees or their Affiliates to the Company, the Operating Company, or any Member so long as the applicable agreement, modification or termination is approved on behalf of the Company in accordance with this Agreement.

(vii) Each of the parties acknowledges and agrees that provisions of Section 8.1(c) and this Section 8.1(g), including the limitations and modifications of the duty of loyalty of a Board Member therein provided, are reasonable.

8.2 Right to Indemnification. Subject to the limitations and conditions provided for in this Article VIII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a Person of which he is the legal representative, is or was a Member, Board Member, or Officer (or officer, director, shareholder , etc., of any of the foregoing) shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees incurred in connection with

any such Proceeding or any action by a Person to enforce its rights under this Article VIII) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation, except to the extent that any such judgments, penalties, fines, settlements and expenses shall have been the result of gross negligence, fraud or intentional misconduct of the Person otherwise entitled to indemnification. The indemnification under this Article VIII shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article VIII shall be deemed contract rights, and no amendment, modification or repeal of this Article VIII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article VIII could involve indemnification for negligence or under theories of strict liability.

8.3 Advance Payment. The right to indemnification conferred in this Article VIII shall include the right to be paid or reimbursed by the Company for the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 8.2 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that such Person shall be obligated to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

8.4 Indemnification of Initial Employees and Agents. The Company, by adoption of a resolution of the Board of Managers, may indemnify and advance expenses to any employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 8.2 and 8.3.

8.5 Non-exclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VIII shall not be exclusive of any other right that a Member, Board Member, Founder, Officer or other Person indemnified pursuant to this Article VIII may have or hereafter acquire under any law (common or statutory) or provision of this Agreement or otherwise.

8.6 Insurance. The Company may purchase and maintain insurance, at its expense, and in such amounts as reasonably determined by the Board of Managers, to protect itself and any Member, Board Member, Officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VIII.

8.7 Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article VIII as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full

extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE IX
BOOKS, RECORDS, REPORTS AND COMPANY FUNDS

9.1 Books and Records.

(a) General. The Company shall keep at its principal place of business or at such other location designated by the Board of Managers the following: (1) a current and a past list, setting forth in alphabetical order the full name and last known mailing address of each Member and Board Member, if any; (2) a copy of the Certificate of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the amendment have been executed; (3) copies of the Company's federal, state and local income tax returns and any financial statements for the three most recent years or, if such returns and statements were not prepared for any reason, copies of the information and statements provided to, or which should have been provided to, the Members to enable them to prepare their federal, state and local tax returns for such period; (4) copies of any effective written operating agreements (as defined in the Act), and all amendments thereto, including the Original Agreement, this Agreement and any amendments thereto, and copies of any written operating agreements no longer in effect; (5) other writings, if any, prepared pursuant to a requirement in this Agreement; and (6) such other records as may be required to be maintained under the Act. In addition, the Treasurer shall keep, or shall cause to be kept books of account for the Company. The Company's books of account shall be kept on the basis most favorable to the Company as decided by the Board of Managers after consultation with the Company's tax and accounting advisors.

(b) Inspection. The Company's books and records shall be available for inspection and examination by the Members or their duly authorized representatives at all reasonable times; provided that such inspection and examination shall not unreasonably interfere with the business operations of the Company. Upon written request expressing a bona fide and proper purpose, and after payment of the reasonable expense of duplication, a Member will be provided with a listing of each Member's name, address and number of Units owned.

9.2 Reports. The Board of Managers shall, at the expense of the Company, (a) within ninety (90) days after each fiscal year of the Company, cause to be prepared and distributed to each Person who was a Member at any time during such fiscal year, the following: (a) a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation and filing of such Member's income tax returns, including a statement showing such Member's share of income, gain or loss, expense and credits for such taxable year for federal income tax purposes; and (b) cause to distributed to each Person who is, at the time in question, a holder of Preferred Units, Class A-2 Preferred Units, CF Units or Common Units copies of any financial statements which have been delivered to any of the Senior Lenders within five (5) business days of the delivery thereof.

9.3 Company Funds. The Company may not commingle the Company's funds with the funds of any Member or any Affiliate of any Member.

ARTICLE X
TAXES

10.1 Tax Returns. The Board of Managers, on behalf of the Company, shall cause to be prepared and filed all necessary income tax and information returns for the Company, and shall make any elections that the Board of Managers may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax and information returns to be prepared and filed.

10.2 Tax Representative. Unless otherwise designated by the Majority Common Holder, Julii Group shall be the Company's shall be the Company's designated representative (the "Tax Representative") within the meaning of Section 6223 of the Code (as enacted by the Bipartisan Budget Act of 2015) (the "BBA") with sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. The Tax Representative is authorized to represent the Company before the Internal Revenue Service and any other governmental agency with jurisdiction; provided, however, that the Tax Representative shall (a) provide to the Members a timely summary of each oral and written communication from or to the Internal Revenue Service or any other taxing authority relating to any material Company Tax matter and shall promptly furnish to the Board of Managers a copy of any significant correspondence relating thereto, (b) promptly provide to the Board of Managers reasonably detailed accounts of all stages of each administrative or judicial proceeding relating to Company Tax matters and shall provide the Board of Managers with sufficient notice thereof to enable them to participate fully therein, and (c) not (i) sign any consent, (ii) enter into any settlement agreement or (iii) compromise any dispute with the Internal Revenue Service or any other taxing authority without the approval of the Board of Managers. The Company will not elect into the partnership audit procedures enacted by the BBA. Julii Group hereby appoints Peter Kowalczyk to act on Julii Group's behalf in its capacity as Tax Representative. Julii Group may at any time appoint another natural person with a substantial presence in the United States to act on its behalf in the manner prescribed by the Internal Revenue Service.

10.3 Section 754 Election. With respect to any Transfer of Membership Interests after the date hereof, upon the direction of the Board of Managers in its sole discretion, the Tax Representative shall, if permitted by applicable law, make an election under Section 754 of the Code. Any allocation of purchase price among the Company's assets in connection with an election under Section 754 of the Code shall be made with the approval of the Board of Managers.

ARTICLE XI
UNIT TRANSFER RESTRICTION PROVISIONS

11.1 Transfer Restrictions Generally.

(a) General. Each Member agrees that it will not, directly or indirectly, Transfer any Restricted Securities, including, for avoidance of doubt, any Transferrable Interest, except in

accordance with the terms of this Agreement. Any attempt to Transfer or any purported Transfer of any Restricted Securities, including, for avoidance of doubt, any Transferrable Interest, not in accordance with the terms of this Agreement shall be null and void and ineffectual and shall not operate to transfer any interest or title to the purported transferee, and neither the Company nor any transfer agent of such Restricted Securities, including, for avoidance of doubt, any Transferrable Interest, shall give any effect to such attempted Transfer in its membership records, constitutive documents or other relevant documents or records. In particular, the Company shall not cause or permit any Transfer by any Member to be registered on its books unless such Transfer is made in accordance with the terms of this Article XI. The Company shall be protected in relying on the record of Members maintained by it or on its behalf for all purposes, notwithstanding any notice of any purported Transfer to the contrary. For resolution of doubt, each of the Members severally agrees that it will not, without the consent of the Board of Managers, Transfer any Restricted Securities except: (a) to a Permitted Transferee who shall have executed and delivered a Joinder Agreement substantially in the form of **Exhibit B**, and thereby become a party to this Agreement; (b) pursuant to the express terms of any Contractual Transfer Restrictions; (c) pursuant to the provisions of Section 11.2(b) (Right of First Refusal), Section 11.3(b) (Purchase Rights Related to Involuntary Transfers); or Section 11.8 (Drag Along Rights); or (d) in connection with any Recapitalization, refinancing, reorganization or similar event with respect to the Company or any subsidiary or at any time following a registered initial public offering of the Company's securities under the Securities Act.

(b) Securities Act. Each Member agrees that, in addition to the other requirements set forth in this Agreement, it will not Transfer any Restricted Securities except (i) pursuant to an effective registration statement under the Securities Act, or (ii) unless such requirement is waived by the Company, upon receipt by the Company of (A) an opinion of counsel to the Member (which counsel and opinion are reasonably satisfactory to the Company), (B) if agreed by the Board of Managers, an opinion of counsel to the Company (which opinion is reasonably satisfactory to the Company) or (C) a no-action letter from the SEC addressed to the Company or the Member, in each case to the effect that no registration statement is required in connection with such Transfer because of the availability of an exemption from registration under the Securities Act.

(c) Publicly Traded Partnership. Notwithstanding anything to the contrary in this Agreement, no Member shall either Transfer all or any portion of any Restricted Securities, or allow any indirect owner of such Member (if such owner is a partnership or other "flow through" entity for U.S. federal income tax purposes) to transfer any direct or indirect interest in such Member if any such transfer could cause the Company, or any subsidiary of the Company(if such entity otherwise would be a partnership for U.S. federal income tax purposes), to be treated as a "publicly traded partnership" for purposes of Section 7704 of the Code.

(d) Senior Debt Agreement Restrictions. Each Member agrees that, in addition to the other requirements set forth in this Agreement, it will not Transfer any Restricted Securities except in accordance with any applicable restrictions set forth in the Senior Debt Agreements.

(e) Legends. If certificated, each certificate representing Restricted Securities (and, in the case of the Membership Interests, the cover page of the then operating agreement for the Company, as in effect from time to time) shall be endorsed with the legends set forth in **Exhibit**

C and such other legends as may be required by applicable state securities laws. Any certificate issued at any time in exchange or substitution for any certificate bearing such legends (except a new certificate issued upon the completion of a Transfer pursuant to a registered public offering under the Securities Act) shall also bear such legends, unless, in the opinion of the Company (with advice from counsel to the Company as the Company may deem appropriate), the Restricted Securities represented thereby are no longer subject to the provisions of this Agreement or the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

(f) Dissociation and its Effects. Upon the occurrence of an Event of Dissociation with respect to a Member, such Member shall automatically, without need for further action of any Person, become a Transferable Interest Owner with respect to all Units held by such Member, and shall cease to be a Member with respect to any of such Units, and such Member shall, except as otherwise expressly set forth below in this Article 11, have no right as a Member to receive any distribution on account of such Event of Dissociation or any right to cause the Company or any other Person to redeem or otherwise purchase or acquire any of such Member's Units. A Wrongful Event of Dissociation with respect to a Transferable Interest Owner shall be a breach of this Agreement. Upon the occurrence of a Wrongful Event of Dissociation with respect to a Transferable Interest Owner (including without limitation any Member), the Company and the other Members shall have all remedies available to them under the Act and otherwise at law and/or in equity against the Transferable Interest Owner with respect to which a Wrongful Event of Dissociation has occurred on account of the Wrongful Event of Dissociation. In addition to, and without limiting, the foregoing provisions of this Section 11.1(f): (1) any Member who ceases for any reason to hold any Unit(s) with respect to which such Member previously held the status of Member shall cease to be a Member with respect to such Units, and (2) the entry of a Charging Order against any of the Units or Transferable Interest of any Member (the "Charged Units") shall not cause the Member to cease to be a Member with respect to the Charged Units.

11.2 Provisions Restricting Lifetime Transfer of Units.

(a) In connection with the Company's issuance of any Units or Equity Equivalents, the Board of Managers may hereafter impose, such restrictions as it deems necessary or appropriate on the transferability of the Units, the Membership Interests denominated thereby, including, for avoidance of doubt, any Transferrable Interest, the Equity Equivalents or any interest in any of the foregoing (other than those restrictions expressly set forth in Article XI of this Agreement) (the "Contractual Transfer Restrictions"). No Units, Membership Interests denominated thereby, Equity Equivalents or any interest in any of the foregoing may be Transferred unless and until all Contractual Transfer Restrictions imposed thereon have been complied with. Any other Transfer shall be void and of no force and effect. No Units, the Membership Interests denominated thereby, including, for avoidance of doubt, any Transferrable Interest, Equity Equivalents or any interest in any of the foregoing, may be Transferred except (i) as permitted by this Agreement or (ii) as expressly provided for in any instrument, agreement, program, or plan evidencing or giving rise to such Unit, the Membership Interests denominated thereby, including, for avoidance of doubt, any Transferrable Interest, Equity Equivalent or any interest in any of the foregoing. Any other Transfer shall be void and of no force and effect. Any Units acquired as the result of the exercise of any Equity Equivalents shall be deemed to be "Units," and shall immediately become

subject to the provisions of this Agreement. The Units have not been registered under the Securities Act of 1933 or any state securities or "Blue Sky" laws and, in addition to the other limitations expressly set forth herein, may only be transferred in compliance with such laws.

(b) Right of First Refusal. In the event any Member or holder of a Transferable Interest, in each case, other than Julii Group (a "Transferring Member") proposes to sell, Transfer, assign, or otherwise dispose of any Units or Transferrable Interest (collectively, with respect thereto the "Offered Units") held by such Transferring Member to any Person (other than to such Transferring Member's Permitted Transferee or pursuant to Section 11.3), such Transferring Member shall deliver a written notice to the Company and to Julii Group (the "Offer Notice"). The Offer Notice shall disclose in reasonable detail the proposed number of Offered Units or Transferrable Interests to be transferred and the proposed terms and conditions of the Transfer.

(i) First, the Company may elect to purchase some or all of the Offered Units specified in the Offer Notice at the price and on the terms and conditions specified therein by delivering written notice of such election to the Members as soon as practicable, but in any event, within thirty (30) days after the receipt of the Offer Notice.

(ii) If the Company has not elected to purchase all of the Offered Units by the end of such 30-day period, then Julii Group may elect to purchase some or all of the remaining Offered Units specified in the Offer Notice at the price and on the terms and conditions specified therein by delivering written notice of such election to the Transferring Member as soon as practicable, but in any event, within sixty (60) days after delivery of the Offer Notice.

(iii) In the event that the Company and/or, Julii Group have not elected to so purchase all of the Offered Units specified in the Offer Notice, then the Transferring Member may, within 120 days after the expiration of the 60-day offer period, transfer such Offered Units to one or more transferees at a price no less than the price specified in the Offer Notice and on terms and conditions no more favorable to the transferee(s) than set forth in the Offer Notice.

(c) The closing of any purchase by and sale of the Offered Units pursuant to this Section shall take place on such date as the parties to such sale shall select which is not later than thirty (30) days after the date upon which the Company and/or Julii Group have agreed, pursuant to clauses (i) and (ii) of Section 11.2(b) to purchase such Offered Units. At the Closing, the purchaser(s) shall deliver the purchase price for such Offered Units, and the seller(s) shall deliver an assignment of such Offered Units in such form as such purchaser(s) may reasonably require. The delivery of such assignment shall constitute a representation and warranty of the seller(s) to the purchaser(s) that: (i) the Seller(s) owns and holds of record and beneficially, and holds good and marketable title to such Offered Units being sold by such Seller; (ii) the seller's Offered Units are is free and clear of all Liens of any kind; (iii) such Seller has all requisite power and legal right to transfer such to the purchaser; (iv) there are no commitments, options, warrants, calls or other agreements or obligations binding upon such seller which require or could require such seller to sell, transfer, assign, mortgage, pledge or otherwise dispose of any of the such Offered Units other than this Agreement; (iv) such seller's Offered Units are subject to no voting agreements, voting trusts or any other similar agreement or instrument (other than

as may be contained in the Operating Agreement; (v) upon the transfer to the purchaser of such Offered Units, good and marketable title to such Offered Units will be vested in purchaser(s), free and clear of all Liens of any kind.

11.3 Transfers Related to Involuntary Transfers.

(a) Deemed Offer. Any one or more of the following events or conditions shall be deemed to constitute an offer to sell Units or any Transferrable Interest, held by a Holder:

(i) the filing of Bankruptcy by or against such Holder or any assignment by such Holder for the benefit of his, her or its creditors;

(ii) any transfer, award, or confirmation of any Units or Transferable Interest to a Holder's spouse pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement;

(iii) a determination that such Holder, as applicable is incompetent, and for this purpose an individual shall be deemed to be incompetent if (a) a conservator of the person or estate has been appointed for the individual, (b) a court with jurisdiction has determined that the individual is incompetent or lacks capacity, or (c) two licensed physicians have certified in writing that in their opinion the individual is substantially unable to manage his or her financial resources or resist fraud or undue influence;

(iv) any testamentary or other similar disposition of any interest in the Units or Transferable Interest upon the death of such Holder, as applicable to a person other than his or her Permitted Transferees; or

(v) any other event which, were it not for the provisions of this Article XI, would cause or result in any Units or Transferable Interest, or any interest therein, being sold, assigned, pledged, encumbered, awarded, continued, or otherwise transferred, for consideration or otherwise, to any person, whether voluntarily, involuntarily, or by operation of law under circumstances not constituting an approved means of transfer under this Agreement.

(b) Purchase Rights Related to Involuntary Transfers. Upon the occurrence of any event specified in Section 11.3(a) (except with respect to a Member, the occurrence of an event specified in Section 11.3(a)(ii)), first the Company, then Julii Group, second shall have the right to purchase the Units or Transferable Interests subject to such occurrence as if such Member or Holder thereof had made an offer to sell the Units or Transferable Interests pursuant to Section 11.3(a). Upon the occurrence of an event specified in Section 11.3(a)(ii) with respect to a Member, first the Member referred to therein and then the Company, then Julii Group, shall have the right to purchase any or all of the Units from the Member's spouse as if such Member thereof had made an offer to sell such Units pursuant to Section 11.3(a).

(c) Purchase Procedures. Within thirty (30) days after occurrences of an event described in Section 11.3(a), Holder, or his or her trustee in bankruptcy, personal representative, conservator, or guardian (as appropriate) shall notice to the Company of such event, specifying the date of such event and describing in reasonable detail the nature of the

event and the number of Units affected. Such notice shall be deemed to be an offer to sell the Units affected by such event in accordance with the purchase rights set forth in Section 11.3(b), at a price, in cash, equal to the fair market value of such Units as determined pursuant to Section 11.3(d) hereof. If the Company has not received this notice upon the expiration of the thirty (30) day period, any Member, Board Member or officer of the Company who has knowledge of such event may give notice to the Company at any time after the end of such period, and each Member hereby agrees that any such notice shall be deemed to be an offer on behalf of such Holder to sell the Units or Transferable Interests, in each case as applicable, affected by such event delivered as required by the first sentence of this Section 11.3(c). The offer to sell the Units or Transferrable Interests affected by such event may be accepted by the Company at any time within thirty (30) days after the receipt of such offer by the Members. If the Company elects not to purchase all of the Units or Transferable Interests, any remaining Units affected by such event shall be offered or deemed offered to Julii Group in accordance with Section 11.3(b).

(d) Purchase Price. The purchase price for Units or Transferable Interests affected by any event described in Section 11.3 hereof shall be the fair market value thereof as determined by agreement of the parties involved in the transfer, or if they cannot reach such an agreement within twenty (20) days from the date of the offer to sell, by a determination of a recognized investment banker or accounting firm selected by the Board of Managers of the Company, whose decision will be final and binding. The fees and expenses of such investment banker or accounting firm shall be paid by the Company.

11.4 Intentionally Omitted.

11.5 Substituted Member.

(a) Except as provided in Section 11.5(b) below, a Transferee of a Unit or Transferrable Interest shall become a Substitute Member entitled to all the rights of a Member with respect thereto if, and only if:

(i) The transferor (or any Person authorized to give an assignment of the right to become a Member of the Company) gives the transferee that right, unless such requirement is waived by the Board of Managers;

(ii) The transferee or the transferor pays to the Company all costs and expenses incurred by the Company in connection with the Transfer of the Unit and the substitution;

(iii) The Board of Managers approves in writing of the transferee becoming a Substitute Member; and

(iv) The transferee executes and delivers such instruments in form and substance satisfactory to the Board of Managers may deem necessary or desirable (including a Joinder Agreement or Subscription Joinder) to effect the substitution and to confirm the agreement of the transferee to be bound by all of the terms and provisions of this Agreement.

(b) Section 11.5(a) notwithstanding, (i) any Permitted Transferee of Julii Group to whom Julii Group Transfers Units or Transferable Interests; (ii) upon the death of a Member, any Permitted Transferee of such Member to whom Units or Transferable Interests are Transferred upon the death of such Member; (iii) any Member, including Julii Group, to whom Units or Transferable Interests are Transferred pursuant to the provisions of Section 11.2(b) or to whom Units or Transferable Interest are transferred pursuant to the provisions of Sections 11.3(b)(ii) or (iii) shall automatically become a Substitute Member with respect to such Units or Transferable Interests upon the Transfer thereof to such Transferee without need for further action of any Person, provided that such Transferee has executed a Joinder Agreement with respect to the Unit or Transferable Interests in question. Unless a Transferee of a Unit or Transferable Interest becomes a Substitute Member with respect thereto, the Transferee shall not be entitled to any of the rights granted to a Member pursuant to this Agreement, but shall only be entitled to the rights of a Transferable Interest Owner with respect to such Unit or Transferable Interest. No Transferee of a Unit or Transferable Interest shall be entitled (i) to participate in the management, business or affairs of the Company; (ii) to vote on, consent to or otherwise participate in any decision or action of the Members, or be taken into account for determining satisfaction of quorum requirements for a meeting of the Members; and/or (iii) to exercise any other right of a Member pursuant to this Agreement or the Act (other than rights as an Transferable Interest Owner) unless and until such Transferee becomes a Substitute Member with respect to that Unit or Transferable Interest. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

(c) The Company shall be entitled to treat the owner of any Unit or Membership Interest set forth on **Annex A** hereto, as amended from time to time, or other interest in the Company as the absolute owner thereof and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such Unit or Membership Interests (which assignment is permitted pursuant to the terms and conditions of this Article XI), has been received and accepted by the Board of Managers and recorded on **Annex A** hereto as provided in this Agreement.

(c) Upon the admission of a Substituted Member, **Annex A** attached hereto shall be amended to reflect the name, address and Units or Membership Interests and other interests in the Company of such Substituted Member and to eliminate the name and address of and other information relating to the assigning Member with regard to the assigned Interests.

11.6 Effect of Transfer. Following a Transfer of a Unit or Membership Interest that is not prohibited or is permitted under this Article XI, the transferee of such Unit or Membership Interest shall be treated as having made all of the Capital Contributions in respect thereof, and received all of the distributions received in respect thereof, shall succeed to the Capital Account associated therewith and shall receive allocations and distributions under Articles VI and XII in respect thereof as if such transferee were a Member with respect thereto.

11.7 Effective Time of Transfers. Any Transfer and any related admission of a Person as a Substituted Member in compliance with this Article XI shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

11.8 Drag-Along Rights. If the Majority Common Holder (the "Notifier") notifies the other Members (each, a "Recipient"), in writing, of its desire to effect a Drag Along Sale and of the material terms and conditions of such proposed Drag Along Sale, then notwithstanding any other provision of this Agreement, each Recipient shall take all necessary and desirable actions reasonably requested by the Notifier in connection with the consummation of such Drag Along Sale, including voting in favor of such Drag Along Sale to the extent such vote is required or desired by the Notifier, and if such Drag Along Sale is structured as a sale of Restricted Securities, then within ten (10) Business Days of the receipt of such notice (or such longer period of time as the Notifier shall designate in such notice), each Recipient shall cause all of its Units to be sold to the designated purchaser on the same terms and conditions, and at the same time as the Units being Transferred by Recipient; provided, however that each Recipient's Preferred Units, Class A-2 Preferred Units or Profits Units, as applicable, shall be sold for the consideration per Unit so that the aggregate consideration receivable by all Holders of Preferred Units, Class A-2 Preferred Units and Common Units participating in the Drag Along Sale shall be allocated among such Persons on the basis of the relative liquidation preferences to which the Holders of Units are entitled pursuant to Section 12.2. In furtherance of, and not in limitation of the foregoing, in connection with such a Drag Along Sale, each Recipient will (i) consent to and raise no objections against the Drag Along Sale or the process pursuant to which it was arranged, (ii) waive any dissenter's rights and other similar rights, and (iii) execute all documents containing the same or comparable terms and conditions as those executed by the Notifier as reasonably directed by the Notifier.

11. 9 Tag-Along Rights of Preferred Holders.

(a) Grant of Tag-Along Rights. Except as otherwise provided in this Section, each holder of Common Units hereby grants to each holder of Preferred Units and Class A-2 Preferred Units (a "Tag Holder") the right to participate in any sale (a "Tag Sale") by such holder of Common Units (other than to a Permitted Transferee) (or pursuant to a Section 11.8) if the Common Units which are the subject of such Tag Sale constitute a majority of the then issued and outstanding Common Units. Such participation shall be on the same terms and conditions as those applicable to the holder of the Common Units being sold, except as otherwise provided in this Section. A Tag Holder electing to participate shall be entitled to sell in the Tag Sale a number of Preferred Units equal to the product of (i) the quotient determined by dividing the number of Preferred Units and Class A-2 Preferred Units owned by such Tag Holder divided by the total number of Units then outstanding multiplied by (ii) the number of Common Units proposed to be sold as set forth in the Tag Notice (as defined below).

(b) Notice. The holder of Common Units proposing to make a Tag Sale subject to this Section (the "Tag Seller") shall deliver written notice ("Tag Notice") to each Tag Holder which Tag Notice shall contain the material terms and conditions (including price and form of consideration) of such proposed Tag Sale. To exercise its rights under this Section, a Tag Holder shall deliver written notice to the Tag Seller within thirty (30) days after delivery of the Tag Notice (time being of the essence). Such notice from a Tag Holder shall specify the number of Preferred Units that the Tag Holder desires to sell and shall constitute such Tag Holder's irrevocable and binding commitment to sell such number of Preferred Units and Class A-2 Preferred Units on the terms and subject to the conditions set forth in the Tag Notice.

(c) Additional Understanding Regarding Consideration. Notwithstanding the foregoing, upon the consummation of a Tag Sale made pursuant to this Section, the aggregate consideration receivable by all Holders of Preferred Units, Class A-2 Preferred Units and Common Units participating in the Tag Sale shall be allocated among such Persons on the basis of the relative liquidation preferences to which the Holders of Units are entitled pursuant to Section 12.2.

(d) Liability. The consummation of a disposition contemplated by a Tag Notice will be subject to the sole discretion of the Holders of Common Units Series furnishing the Tag Notice, and such Persons shall have no liability whatsoever to any Tag Holder in the event that the transaction contemplated by the Tag Notice is not completed for any reason.

(e) Exceptions. The provisions of this Section shall not apply to any of the following transactions: (i) Transfers to the Company or an Affiliate of the applicable Holder of Common Units; (ii) Transfers by a partnership or limited partnership to its partners or former partners; (iii) Transfers by a corporation to its stockholder or former stockholders i, (iv) Transfers by a limited liability company to its members or former members; (v) Transfers to Permitted Transferees; or (vi) Transfers in connection with a Liquidity Event; and (vi) Transfers pursuant to Section 11.2(b), Section 11.3 or Section 11.8.

ARTICLE XII
DISSOLUTION, LIQUIDATION AND TERMINATION

12.1 Dissolution**.** The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(a) the vote or written consent of the Board of Managers; or

(b) the written consent of Members holding Units representing more than seventy five percent (75%) of the issued and outstanding Units; or

(c) the entry of a decree of judicial dissolution of the Company under Section 34-267a(e) of the Act.

The death, Bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not dissolve or terminate the Company. In the event of any such event, the executor, administrator, guardian, trustee or other personal representative (if any) of such Member shall be deemed to be the transferee of such Member's Transferrable Interests and may, subject to the terms and conditions set forth in Article XI, become a Substituted Member with respect thereto.

12.2 Liquidation and Termination**.** On dissolution of the Company, the Member or Persons designated by the Board of Managers shall act as liquidator(s). The liquidator(s) shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator(s) shall continue to operate the Company's properties

with all of the power and authority of the Board of Managers, subject to the power of the Board of Managers to remove and replace such liquidator(s). The steps to be accomplished by the liquidator(s) are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator(s) shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b) The liquidator(s) shall cause the Company's property to be liquidated as promptly as is consistent with obtaining the fair market value thereof.

(c) The liquidator(s) shall distribute the proceeds of such liquidation and any other assets of the Company (subject to any requirement under the Act) in the following order of priority:

(i) *first*, to payment, or the making of reasonable provision for payment, of all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation), including the establishment of such adequate reserves for the payment and discharge of all debts, liabilities and obligations of the Company, including contingent, conditional or unmatured liabilities, in such amount and for such term as the liquidator(s) may reasonably determine;

(ii) *Second,* the balance, if any, the Preferred Units Preferred Return;

(iii) *Third*, the balance, if any,

(X) to Preferred Units Return of Capital;

(Y) to the Class A-2 Units Return of Capital;

provided, that the portion of the Distributions to be made under Section 12.2(c)(iii) pursuant to clause (X) shall be that percentage thereof represented by a fraction, the numerator of which is the Preferred Unreturned Capital Amount immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution; and that the portion of the Distributions to be made under Section 12.2(c)(iii) pursuant to clause (Y) shall be that percentage thereof represented by a fraction, the numerator of which is the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution and the denominator of which shall be the sum of the Preferred Unreturned Capital Amount and the Class A-2 Preferred Unreturned Capital Value immediately prior to such Distribution;

(iv) *Fourth*, the balance, if any, to the CF Units Return of Capital;

(v) *Fifth,* the balance, if any, to the Common Units Return of Capital;

(vi) to the Percentage Interest Return.

If any remaining proceeds of liquidation, and any assets that are to be distributed in kind remain, they shall be distributed to the Holders as promptly as practicable, pro rata and in accordance with their respective Percentage Interest, but in any event within the time required by Section 1.704 1(b)(2)(ii)(b)(2) of the Treasury Regulations, in accordance with their respective positive Capital Account balances.

The distribution of cash, Securities and other property to a Holder in accordance with the provisions of this Section 12.2 shall constitute a complete return to the Holder of its Capital Contributions and a complete distribution to the Holder of its interest in the Company and all the Company's property, and shall constitute a compromise to which all Holders have consented within the meaning of the Act.

12.3 Certificate of Dissolution**.** On completion of the distribution of the Company's assets as provided in Section 12.2, the Company shall be deemed terminated, and shall file a certificate of cancellation of dissolution with the Connecticut Secretary, cancel any other filings made pursuant to Section 2.1 and take such other actions as may be necessary to terminate the legal existence of the Company as required by the Act.

12.4 Adjustments to Capital Accounts**.** In the final Fiscal Year of the Company, before making the distributions provided for in Section 12.2(c), Net Gains and Net Losses shall be credited or charged to Capital Accounts of the Members (which Capital Accounts shall be first adjusted to take into account all distributions other than liquidating distributions made during the Fiscal Year) in the manner provided in Article V.

ARTICLE XIII
GENERAL PROVISIONS

13.1 Notices**.** Unless otherwise expressly specified or permitted by the terms of this Agreement, all notices, requests, demands and instructions hereunder shall be in writing and shall be delivered by hand or courier service, or shall be mailed by registered or certified mail, postage prepaid, or electronic mail to the following addresses:

(a) if to the Company, to:

Highclere Castle Sprits Investments LLC
6 Main Street, Suite 121
Centerbrook, CT 06409
Email: avgootkin@highclerecastlespirits.com
Attn: Adam von Gootkin, President

with copies to:
Reid and Riege, P.C.

One Financial Plaza
Hartford, Connecticut 06103
Email: rmule@rrlawpc.com
Attn: Robert M. Mulé, Esq.

and (b) if to any other Member, at such address as appears for such Member on **Annex A**, or, in either case, at such other address as the relevant party hereto may from time to time designate by written notice to the other parties hereto. Whenever any notice is required to be given hereunder, such notice shall be deemed given only when received, unless otherwise expressly specified or permitted by the terms hereof. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof signed by the Person entitled to such notice, whether before or after the time stated at which such notice is required to be given, shall be deemed equivalent to the giving of such notice.

13.2 Entire Agreement**.** This Agreement, together with all Schedules and Exhibits hereto, constitutes the entire agreement of the Members relating to the Company with respect to the subject matter hereof, amends, restates and replaces all previous amendments and restated operating agreements in their entirety and supersedes any and all prior contracts or agreements with respect to the subject matter hereof, whether oral or written.

13.3 Effect of Waiver or Consent**.** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default hereunder or with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

13.4 Amendment or Modification**.**

(a) This Agreement and any provision hereof or the Certificate may be amended or modified from time to time by a written instrument adopted by the Board of Managers, and, for avoidance of doubt, no consent, vote or other approval of any Member shall be so required; provided, however, that:

(1) an amendment or modification to this Agreement or the Certificate which reduces disproportionately (A) the interest in profits or losses or in distributions, (B) increasing the required Capital Contribution, (C) otherwise having a disproportionate adverse effect on the rights of a Member, or (D) otherwise imposing disproportionate obligations on such Member, in each case, solely with respect to the Preferred Units or Common Units of such Member shall be effective only with that Member's written consent;

(2) an amendment or modification to this Agreement or the Certificate which reduces the required interest for any consent or vote of Members holding Preferred Units or Common Units shall be effective only with the written consent or vote of such Members having the interest theretofore required for such consent or vote; and

(3) for avoidance of doubt, the exceptions provided in clauses (1) and (2) shall not apply to the A-2 Preferred Units, CF Units or Profits Units.

(b) Anything to the contrary in this Agreement notwithstanding, including the provisions of Section 13.4(a), the Board of Managers may amend and modify the provisions of this Agreement (including Article IV and V) and **Annex A** hereto to the extent necessary (i) to reflect the authorization or issuance of new classes of Units, the issuance of Additional Units or new Units (or Equity Equivalents with respect thereto), or prescribing the rights of such new classes of Units, Additional or New Units, including rights to allocations of profits, losses, Net Gain or Net Loss and rights to Distributions) and admission or substitution of any Member permitted under this Agreement; and (ii) to effectuate any recapitalizations, reorganizations and similar events (including splits and reverse splits of Units).

(c) Anything to the contrary in this Agreement to the contrary notwithstanding, including the provisions of Section 13.4(a) and Section 13.4(b), so long as Julii Group is the sole Board Member, the Board of Managers may amend the provisions of Section 6.2 (and make conforming amendments to other provisions of this Agreement consistent with such amendments to Section 6.2) to prescribe for (i) the manner in which the size of the Board of Managers and terms of office for Board Members will be determined; (ii) the manner in which any or all of the Board Members will be elected, designated, or removed, including providing for certain Members, or classes of Members, to have specific rights to vote for, designate, or remove some or all Board Members, (iii) any requirements for meetings of the Board of Managers, including, without limitation, any quorum, location and notice provisions; and (iv) the voting rights of Board Members, including the requisite vote or written consent of Board Members which may be required to constitute the act of the Board of Managers, including the election of officers.

(d) Any amendment to this Agreement authorized by the Board of Managers pursuant to Section 13.4(b) or Section 13.4(c) shall be signed by President, or such other officer as the Board of Managers may designated, and be appended to this Agreement in the records of the Company. Promptly thereafter, a copy of such amendment shall be provided to all of the then current Members of the Company.

13.5 Binding Effect. Subject to any applicable Contractual Transfer Restrictions with respect to any Units or Membership Interests, this Agreement shall be binding on, and inure to the benefit of, the Members and their respective heirs, legal representatives, successors and permitted assigns.

13.6 Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Connecticut, excluding any conflict of laws rule or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction. In the event of a direct conflict between the provisions of this Agreement and any provision of any mandatory provision of the Act, the applicable provision of the Act shall control.

13.7 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and

instruments and perform any additional acts that may be necessary or appropriate to effectuate or perform the provisions of this Agreement and those transactions.

13.8 Waiver of Certain Rights. To the fullest extent permitted by law, each Member irrevocably waives any right to maintain any action for dissolution (except pursuant to Section 34-267(a)(5) of the Act) of the Company. No Holder, nor any Transferee of a Holder, shall have the right, while this Agreement remains in effect, to have any of the property of the Company partitioned among the Holders, or to file a complaint or institute any proceeding at law or in equity to have any of the property or assets (including without limitation the Operating Company) of the Company partitioned among the Holders, and each Holder, on behalf of such Holder and such Holder's heirs, executors, legal representatives, successors and assigns, waives any such right. It is the intention of this Agreement that during the term of this Agreement the rights of the Holders and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Holder or successor-in-interest to Transfer such Holder's Units, or any portion thereof, in the Company or its assets shall be subject to the limitations and restrictions of this Agreement.

13.9 Notice to and Consent of Members. By executing this Agreement, each Holder acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer set forth in Article XI) and (b) all of the provisions of the Certificate of Organization.

13.10 Counterparts. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

13.11 CONSENT TO JURISDICTION. EXCEPT AS PROVIDED IN SECTION 3.7(a) HEREOF, EACH HOLDER IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF CONNECTICUT AND THE DISTRICT OF CONNECTICUT AND THE STATE COURTS OF THE STATE OF CONNECTICUT, USA AND STATE OF CONNECTICUT, USA, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH HOLDER FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. CERTIFIED OR REGISTERED MAIL TO SUCH HOLDER'S RESPECTIVE ADDRESS SET FORTH ON ANNEX A SHALL BE EFFECTIVE SERVICE OF PROCESS IN ANY ACTION, SUIT OR PROCEEDING IN CONNECTICUT WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION AS SET FORTH ABOVE IN THE IMMEDIATELY PRECEDING SENTENCE. EACH HOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF CONNECTICUT OR DISTRICT OF CONNECTICUT OR THE STATE COURTS OF CONNECTICUT OR STATE COURTS OF CONNECTICUT, AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

13.12 WAIVER OF JURY TRIAL. EACH HOLDER HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. EACH HOLDER ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH HOLDER FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

13.13 Headings. The headings used in this Agreement are for the purpose of reference only and shall not otherwise affect the meaning or interpretation of any provision of this Agreement.

13.14 Remedies. The Company and the Members shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement (including costs of enforcement) and to exercise any and all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the Company or any Member may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation or threatened violation of the provisions of this Agreement.

13.15 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[The Balance of this Page is Blank. Signature Page Follows.]

IN WITNESS WHEREOF, the Company and the Board of Managers, each acting through the Company's President, have executed this Third Amended and Restated Limited Liability Company Operating Agreement to be effective as of the Third Restatement Effective Date first above written.

HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC and
the Board of Managers of the Company

By_______________________________________
Name: Adam von Gootkin
Title: President

[The balance of this page is blank.
Subscription Joinders to be appended and will follow.]

Exhibit A
Form of Subscription Joinder

SUBSCRIPTION JOINDER AGREEMENT HIGHCLERE CASTLE SPIRITS INVESTMENTS, LLC

Highclere Castle Spirits Investments LLC
6 Main Street, Suite 121
Centerbrook, CT 06409
Attention: President

Ladies & Gentlemen:

In consideration of the issuance to the undersigned of the ____ Units of Highclere Castle Spirits Investments LLC, a Connecticut limited liability company (the "Company") set forth below the Company's signature (the "Units") pursuant that certain Subscription Agreement between the Company and the undersigned, the undersigned agrees that upon the Company's acceptance of this Joinder Agreement and its issuance to the undersigned of the Preferred Units, as of the date of the issuance of the Preferred Units, the undersigned (i) shall become a party to that certain Limited Liability Company Operating Agreement, as such agreement may be amended or restated from time to time (the "Operating Agreement"), among the Company and the persons named therein, and the persons who may thereafter become a party thereto, (ii) shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as if the undersigned Subscriber had executed the Operating Agreement as an original party thereto; and (iii) shall be deemed a Member (as that phrase is defined in the Operating Agreement) for all purposes thereof.

Upon the Company's countersignature of hereto, this Joinder Agreement will be appended to the Operating Agreement, the Subscriber's Units will be issued to the Subscriber, and the Subscriber (i) shall become a party to the Operating Agreement, (ii) shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as if the undersigned Subscriber had executed the Operating Agreement as an original party thereto; and (iii) shall be deemed a Member (as that phrase is defined in the Operating Agreement) with respect to such Units for all purposes thereof.

[Note: In lieu of the following signature blocks, signatures may be provided through an omnibus signature page to this Subscription Joinder Agreement and other agreements related to the Private Placement.]

Executed as of the date set forth below.

Name of Subscriber:	
Sign Here:	____
Date:	As of ___________, 20__

ACKNOWLEDGED AND ACCEPTED:
HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

By:______________________________
Name: ___________________
President
Date: As of ____________________, 20__
Number of _____ Units: ________________________

Exhibit B
Form of Joinder Agreement

JOINDER AGREEMENT

Highclere Castle Spirits Investments LLC
6 Main Street, Suite 121
Centerbrook, CT 06409
Attention: President

Ladies & Gentlemen:

In consideration of the [transfer][issuance] to the undersigned of [describe security being transferred/issued] of Highclere Castle Spirits Investments, LLC, a Connecticut limited liability company (the "Company"), the undersigned [represents that it is a transferee of [insert name of transferor] and] agrees that, as of the date written below, [he][she][it] shall become a party to that certain Limited Liability Company Operating Agreement, as such agreement may be amended or restated from time to time (the "Agreement"), among the Company and the persons named therein, and as a transferee shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto for all purposes thereof **[Insert exceptions, if any]**.

Executed as of the _____day of _________, ______.

SIGNATORY:
____

Address:
____
____

ACKNOWLEDGED AND ACCEPTED:
HIGHCLERE CASTLE SPIRITS INVESTMENTS LLC

By: ____
Name:
Title: President

Exhibit C
Form of Legends

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES, BLUE SKY OR OTHER APPLICABLE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT PURSUANT TO EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN A THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE COMPANY AND CERTAIN MEMBERS, AS SUCH AGREEMENT MAY BE AMENDED OR RESTATED FROM TIME TO TIME. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER HEREOF AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE.

<u>Exhibit D</u>
<u>Form of Subscription Agreement</u>

Highclere Castle Spirits Investments LLC
SUBSCRIPTIONAGREEMENT

This is a Subscription Agreement, entered into on ________________, by and between Highclere Castle Spirits Investments LLC, a Connecticut limited liability company (the "Company") and ____________________ ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through Wefunder.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Platform. In this Subscription Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

Purchase of CF Units. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company _____________ "CF Units" as defined in the Disclosure Document (the "CF Units") for $____________.

Right to Cancel. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the educational materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

Our Right to Reject Investment. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

Your Promises. You promise that:

Accuracy of Information. All the information you have given to us, whether in this Subscription Agreement, at the Platform, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

Review of Information. You have read and understand the Disclosure Document and all of its Exhibits. Without limiting the previous sentence, you have read and understand the Company's Third Amended and Restated Limited Liability Company Agreement (the "Operating Agreement"), a copy of which is available on the Platform.

Risks. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the educational materials at the Platform and in the Disclosure Document.

No Representations. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

Opportunity to Ask Questions. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

Your Legal Power to Sign and Invest. You have the legal power to sign this Subscription Agreement and purchase the CF Units.

No Government Approval. You understand that no state or federal authority has reviewed this Subscription Agreement or the CF Units or made any finding relating to the value or fairness of the investment.

No Transfer. You understand that transfer of the CF Units is restricted by contract. Also, securities laws limit transfer of the CF Units. Finally, there is currently no market for the CF Units, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the CF Units indefinitely.

No Advice. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

Tax Treatment. We have not promised you any particular tax outcome from buying or holding the CF Units.

Acting On Your Own Behalf. You are acting on your own behalf in purchasing the CF Units, not on behalf of anyone else.

Investment Purpose. You are purchasing the CF Units solely as an investment, not with an intent to re-sell or "distribute" any part of it.

Anti-Money Laundering Laws. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

Additional Information. At our request, you will provide further documentation verifying the source of the money used to purchase the CF Units.

Disclosure. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

Additional Documents. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

No Violations. Your purchase of the CF Units will not violate any law or conflict with any contract to which you are a party.

Enforceability. This Subscription Agreement is enforceable against you in accordance with its terms.

No Inconsistent Statements. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

Financial Forecasts. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

Notification. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

Non-U.S. Investors. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

Additional Promises by Individuals. If you are a natural person (not an entity), you also promise that:

Financial Wherewithal. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

Anti-Terrorism and Money Laundering Laws. None of the money used to purchase the CF Units was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially

Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

Tied-House Evil Laws. You do not own a material interest in a US alcohol industry licensee from either the Retailer Tier or the Wholesaler Tier, as those terms are defined in the Disclosure Document.

Entity Investors. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

Good Standing. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

Other Jurisdictions. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

Authorization. The execution and delivery by Purchaser of this Subscription Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the CF Units, have been duly authorized by all necessary corporate, partnership or company action.

Investment Company. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

Information to Investors. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

Anti-Terrorism and Money Laundering Laws. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the CF Units was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

Tied-House Evil Laws. Purchaser does not own a material interest in a US alcohol industry licensee from either the Retailer Tier or the Wholesaler Tier, as those terms are defined in the Disclosure Document.

Confidentiality. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the CF Units.

Re-Purchase of CF Units. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your CF Units for the amount you paid for it.

Signature on Operating Agreement. By signing this Subscription Agreement, you also sign and agree to be bound by the terms of the Operating Agreement of the Company, just as if you had signed a paper copy of the Operating Agreement in blue ink.

Governing Law. Your relationship with the Company shall be governed by Connecticut law, without taking into account principles of conflicts of law.

Arbitration.

Right to Arbitrate Claims. If any kind of legal claim arises between us as a result of your purchase of the CF Units, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three

exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the CF Units will be handled in the manner described in the Operating Agreement.

Place of Arbitration; Rules. All arbitration will be conducted in Hartford, Connecticut unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

Appeal of Award. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

Notices. All notices between us will be electronic. You will contact us by email at legal@highclerecastlespirits.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

Limitations on Damages. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

Waiver of Jury Rights. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

Miscellaneous Provisions.

No Transfer. You may not transfer your rights or obligations.

Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

Headings. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

No Other Agreements. This Subscription Agreement and the CF Units are the only agreements between us.

Electronic Signature. You will sign this Subscription Agreement electronically, rather than physically.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of ____________________.

Number of Shares: ___________________________

Aggregate Purchase Price: _____________________

COMPANY:
HIGHCLERE CASTLE SPIRITS INVESTMENTS, LLC

By___________________________
Adam von Gootkin, President

Read and Approved (For IRA Use Only):

By:_______________________

SUBSCRIBER

By:_______________________
Name:
Title:

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

The Subscriber is a resident of the state set forth herein ____________________________

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[ ] Not Accredited

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

Annex A

Member Information as of January 5, 2022

Highclere Castle Spirits Investments LLC

Member List (as of 1-5-22)

Member Name	Member Address	Member Email Address	Capital Contribution	Common	Preferred	Profits	Total	Percentage Interest
								43.27%
								10.82%
								7.56%
								5.66%
								4.06%
								4.06%
								3.60%
								2.43%
								2.43%
								1.62%
								1.59%
								1.22%
								1.22%
								0.99%
								0.88%
								0.81%
								0.81%
								0.81%
								0.81%
								0.67%
								0.61%
								0.57%
								0.41%
								0.41%
								0.40%
								0.40%
								0.40%
								0.40%
								0.40%
								0.20%
								0.19%
								0.19%
								0.08%
								0.00%
			$ 5,729,600.35	**146056.4752**	**105099.8053**	**48843.71957**	**300000**	100.00%

** Warrant Units are not issued and outstanding, but are reserved for issuance under applicable warrant. Warrant is exercisable for Class A-2 Preferred Units. The number of Class A-2 Preferred Units issuable upon exercise of the Warrant is subject to adjustment pursuant to the Warrant.